Exhibit 1.3

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

FOR THE YEARS ENDED DECEMBER 31, 2015 AND DECEMBER 31, 2014

Management’s Responsibility For Financial Reporting

The accompanying Consolidated Financial Statements of Pan American Silver Corp. were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Financial information appearing throughout our management’s discussion and analysis is consistent with these Consolidated Financial Statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring employees, policies and procedure manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.

The Board of Directors oversees management’s responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of Pan American Silver Corp. This Committee reviews our consolidated financial statements and recommends them to the Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues.

Deloitte LLP, Independent Registered Public Accounting Firm appointed by the shareholders of Pan American Silver Corp. upon the recommendation of the Audit Committee and Board, have performed an independent audit of the Consolidated Financial Statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

“signed”	“signed”
Michael Steinmann	A. Robert Doyle
Chief Executive Officer	Chief Financial Officer

March 24, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Pan American Silver Corp.

We have audited the accompanying consolidated financial statements of Pan American Silver Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014, and the consolidated income statements, consolidated statements of comprehensive loss, consolidated statements of cash flows and consolidated statements of changes in equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pan American Silver Corp. and subsidiaries as at December 31, 2015 and December 31, 2014, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 24, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 24, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Pan American Silver Corp.

We have audited the internal control over financial reporting of Pan American Silver Corp. and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated March 24, 2016 expressed an unmodified/unqualified opinion on those financial statements.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 24, 2016

Pan American Silver Corp.

Consolidated Statements of Financial Position

As at December 31, 2015 and 2014

(in thousands of U.S. dollars)

	December 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents (Note 24)	$133,963	$146,193
Short-term investments (Note 8)	92,678	184,220
Trade and other receivables (Note 7)	87,041	105,644
Income taxes receivable	27,373	37,626
Inventories (Note 9)	204,361	252,549
Prepaid expenses and other current assets	6,748	4,464
	552,164	730,696
Non-current assets
Mineral properties, plant and equipment (Note 10)	1,145,221	1,266,391
Long-term refundable tax	8,994	7,698
Deferred tax assets (Note 27)	3,730	2,584
Other assets (Note 12)	1,871	7,447
Goodwill (Note 11)	3,057	3,057
Total Assets	$1,715,037	$2,017,873

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 13)	$112,829	$126,209
Loans payable (Note 14)	19,578	17,600
Current portion of long term debt (Note 17)	-	34,797
Derivative financial instruments (Note 7)	2,835	-
Current portion of provisions (Note 15)	8,979	3,121
Current portion of finance lease (Note 16)	2,238	3,993
Current income tax liabilities	13,481	22,321
	159,940	208,041
Non-current liabilities
Long-term portion of provisions (Note 15)	45,892	45,063
Deferred tax liabilities (Note 27)	142,127	160,072
Long-term portion of finance lease (Note 16)	1,759	4,044
Long-term debt (Note 17)	36,200	-
Other long-term liabilities (Note 18)	30,503	30,716
Total Liabilities	416,421	447,936

Equity
Capital and reserves (Note 19)
Issued capital	2,298,390	2,296,672
Share option reserve	22,829	22,091
Investment revaluation reserve	(458)	(485)
Deficit	(1,023,539)	(755,186)
Total Equity attributable to equity holders of the Company	1,297,222	1,563,092
Non-controlling interests	1,394	6,845
Total Equity	1,298,616	1,569,937
Total Liabilities and Equity	$1,715,037	$2,017,873

Commitments and Contingencies (Notes 7, 28)

See accompanying notes to the consolidated financial statements

APPROVED BY THE BOARD ON MARCH 24, 2016

“signed”	Ross Beaty, Director	“signed”	Michael Steinmann, Director

Pan American Silver Corp.

Consolidated Income Statements

For the years ended December 31, 2015 and 2014

(in thousands of U.S. dollars except per share amounts)

	2015	2014
Revenue (Note 25)	$674,688	$751,942
Cost of sales
Production costs (Note 20)	(532,031)	(568,204)
Depreciation and amortization (Note 10)	(150,845)	(147,710)
Royalties	(23,901)	(27,955)
	(706,777)	(743,869)
Mine operating (loss) earnings	$(32,089)	$8,073

General and administrative	(18,027)	(17,908)
Exploration and project development	(11,940)	(13,225)
Impairment charge (Note 11)	(150,268)	(596,262)
Foreign exchange losses	(13,004)	(13,275)
Losses on commodity and foreign currency contracts	(324)	-
Gain on sale of mineral properties, plant and equipment	372	1,145
Other expenses (Note 26)	(4,762)	(1,314)
Loss from operations	(230,042)	(632,766)

Gain on derivatives (Note 17)	278	1,348
Investment income	2,461	2,840
Interest and finance expense (Note 22)	(8,452)	(8,739)
Loss before income taxes	(235,755)	(637,317)
Income taxes recovery (Note 27)	4,199	92,494
Net loss for the year	$(231,556)	$(544,823)
See accompanying notes to the consolidated financial statements.

Attributable to:
Equity holders of the Company	$(226,650)	$(545,588)
Non-controlling interests	(4,906)	765
	$(231,556)	$(544,823)

Loss per share attributable to common shareholders (Note 23)
Basic and Diluted loss per share	$(1.49)	$(3.60)
Weighted average shares outstanding (in 000’s) Basic and Diluted	151,664	151,511

Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2015 and 2014 (in thousands of U.S. dollars)
	2015	2014
Net loss for the year	$(231,556)	$(544,823)
Items that may be reclassified subsequently to net earnings:
Unrealized net losses on available for sale securities (net of zero dollars tax in 2015 and 2014)	(1,459)	(1,429)
Reclassification adjustment for net losses on available for sale securities included in earnings (net of zero dollars tax in 2015 and 2014)	1,486	1,081
Total comprehensive loss for the year	$(231,529)	$(545,171)

Total comprehensive loss attributable to:
Equity holders of the Company	$(226,623)	$(545,936)
Non-controlling interests	(4,906)	765
	$(231,529)	$(545,171)

See accompanying notes to the consolidated financial statements.

Pan American Silver Corp.

Consolidated Statements of Cash Flows

For the years ended December 31, 2015 and 2014

(in thousands of U.S. dollars)

	2015	2014
Cash flow from operating activities
Net loss for the year	$(231,556)	$(544,823)

Current income tax expense (Note 27)	15,854	35,807
Deferred income tax recovery (Note 27)	(20,053)	(128,301)
Interest expense (Note 22)	3,640	5,072
Depreciation and amortization (Note 10)	150,845	147,710
Impairment charge of mineral properties and goodwill (Note 11)	150,268	596,262
Accretion on closure and decommissioning provision (Note 15)	3,239	3,238
Unrealized losses on foreign exchange	860	4,034
Share-based compensation expense	2,569	2,529
Losses on commodity and foreign currency contracts	324	-
Gain on derivatives (Note 17)	(278)	(1,348)
Gain on sale of mineral properties, plant and equipment	(372)	(1,145)
Net realizable value adjustment for inventory	10,861	29,953
Changes in non-cash operating working capital (Note 24)	19,840	11,597
Operating cash flows before interest and income taxes	106,041	160,585

Interest paid	(4,472)	(5,051)
Interest received	1,012	1,792
Income taxes paid	(13,889)	(33,138)
Net cash generated from operating activities	$88,692	$124,188

Cash flow from investing activities
Payments for mineral properties, plant and equipment	$(146,735)	$(131,761)
Proceeds from sales (purchase) of short term investments	91,296	(13,524)
Proceeds from settlement of commodity contracts	2,511	-
Proceeds from sale of mineral properties, plant and equipment	647	1,852
Net refundable tax and other asset expenditures	(111)	187
Net cash used in investing activities	$(52,392)	$(143,246)

Cash flow from financing activities
Proceeds from issue of equity shares	$-	$3
Dividends paid	(41,703)	(75,751)
Payment of Convertible Debenture	(36,235)	-
Proceeds from credit facility	36,200	-
Proceeds from (payment of) short term loan (Note 14)	1,978	(2,438)
Payment of equipment leases	(7,531)	(5,347)
Distributions to non-controlling interests	(545)	(375)
Net cash used in financing activities	$(47,836)	$(83,908)
Effects of exchange rate changes on cash and cash equivalents	(694)	(778)
Net decrease in cash and cash equivalents	(12,230)	(103,744)
Cash and cash equivalents at the beginning of the year	146,193	249,937
Cash and cash equivalents at the end of the year	$133,963	$146,193

See accompanying notes to the consolidated financial statements.

Pan American Silver Corp.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015 and 2014

(in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Retained deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2013	151,500,294	$2,295,208	$21,110	$(137)	$(133,847)	$2,182,334	$6,455	$2,188,789
Total comprehensive loss	-	-	-	-	-		-
Net loss for the year	-	-	-	-	(545,588)	(545,588)	765	(544,823)
Other comprehensive loss	-	-	-	(348)	-	(348)	-	(348)
	-	-	-	(348)	(545,588)	(545,936)	765	(545,171)
Shares issued as compensation	142,986	1,461	-	-	-	1,461	-	1,461
Shares repurchased and cancelled	92	3	-	-	-	3	-	3
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(375)	(375)
Share-based compensation on option grants	-	-	981	-	-	981	-	981
Dividends paid	-	-	-	-	(75,751)	(75,751)	-	(75,751)
Balance, December 31, 2014	151,643,372	$2,296,672	$22,091	$(485)	$(755,186)	$1,563,092	$6,845	$1,569,937
Total comprehensive loss
Net loss for the year	-	-	-	-	(226,650)	(226,650)	(4,906)	(231,556)
Other comprehensive income	-	-	-	27	-	27	-	27
				27	(226,650)	(226,623)	(4,906)	(231,529)
Shares issued as compensation	240,362	1,718	-			1,718		1,718
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(545)	(545)
Stock-based compensation on option grants	-	-	738	-	-	738	-	738
Dividends paid					(41,703)	(41,703)	-	(41,703)
Balance, December 31, 2015	151,883,734	$2,298,390	$22,829	$(458)	$(1,023,539)	$1,297,222	$1,394	$1,298,616

See accompanying notes to the consolidated financial statements.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

1.	Nature of Operations

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American Silver Corp is incorporated and domiciled in Canada, and its office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

The Company is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s primary product (silver) is produced in Peru, Mexico, Argentina and Bolivia. Additionally, the Company has project development activities in Peru, Mexico and Argentina, and exploration activities throughout South America, Mexico, and the United States.

At December 31, 2015 the Company’s principal producing properties were comprised of the Huaron and Morococha mines located in Peru, the Alamo Dorado, La Colorada and Dolores mines located in Mexico, the San Vicente mine located in Bolivia and the Manantial Espejo mine located in Argentina.

The Company’s significant development project at December 31, 2015 was the Navidad project in Argentina.

2.	Summary of Significant Accounting Policies

a.	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS comprises IFRSs, International Accounting Standards (“IAS”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SIC”).

These consolidated financial statements were approved for issuance by the Board of Directors on March 24, 2016.

b.	Basis of Preparation

The Company’s accounting policies have been applied consistently in preparing these consolidated annual financial statements for the year ended December 31, 2015, and the comparative information as at December 31, 2014.

c.	Significant Accounting Policies

Principles of Consolidation: The financial statements consolidate the financial statements of Pan American and its subsidiaries. All intercompany balances, transactions, unrealized profits and losses arising from intra-company transactions, have been eliminated in full. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passes. Control is achieved where the Company is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. This occurs when the Company has existing rights that give it the current ability to direct the relevant activities, is exposed, or has rights, to variable returns from its involvement with the investee when the investor's returns from its involvement have the potential to vary as a result of the investee's performance and the ability to use its power over the investee to affect the amount of the investor's returns. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the Company has control. Subsidiaries use the same reporting period and same accounting policies as the Company.

For partly owned subsidiaries, the net assets and net earnings attributable to non-controlling shareholders are presented as “net earnings attributable to non-controlling interests” in the consolidated statements of financial position, and in the consolidated income statements. Total comprehensive income is attributable to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interest having a deficit balance.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company; the most significant at December 31, 2015 and 2014 are presented in the following table:

Subsidiary	Location	Ownership Interest	Status	Operations and Development Projects Owned
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha mine
Minera Corner Bay S.A. de C.V.	Mexico	100%	Consolidated	Alamo Dorado mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores mine
Minera Tritón Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente mine
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad Project

Investments in associates: An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint venture. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20%, if the Company has the power to participate in the financial and operating policy decisions affecting the entity. The Company’s share of the net assets and net earnings or loss is accounted for in the consolidated financial statements using the equity method of accounting.

Basis of measurement: These consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments, share purchase warrants and assets classified as at fair value through profit or loss or available-for-sale which are measured at fair value. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Currency of presentation: The consolidated financial statements are presented in United States dollars (“USD”), which is the Company’s and each of the subsidiaries functional and presentation currency, and all values are rounded to the nearest thousand except where otherwise indicated.

Business combinations: Upon the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) acquired on the basis of fair value at the date of acquisition. When the cost of the acquisition exceeds the fair value attributable to the Company’s share of the identifiable net assets, the difference is treated as purchased goodwill, which is not amortized and is reviewed for impairment annually or more frequently when there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the income statement. Acquisition related costs, other than costs to issue debt or equity securities of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issuance costs. The costs to issue debt securities are capitalized and amortized using the effective interest method.

Non-controlling interests are measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquirers’ identifiable net assets as at the date of acquisition. The choice of measurement basis is made on a transaction by transaction basis.

Control of a business may be achieved in stages. Upon the acquisition of control, any previously held interest is re-measured to fair value at the date control is obtained resulting in a gain or loss upon the acquisition of control. Additionally, any change relating to interest previously recognized in other comprehensive income is reclassified to the income statement upon the acquisition of control.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

Revenue recognition: Revenue associated with the sale of commodities is recognized when all significant risks and rewards of ownership of the asset sold are transferred to the customer, usually when insurance risk and title has passed to the customer and the commodity has been delivered to the shipping agent. At this point the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the commodities and the costs incurred, or to be incurred, in respect of the sale, can be reliably measured. Revenue is recognized at the fair value of the consideration receivable, to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured. Sales revenue is recognized at the fair value of consideration received, which in most cases is based on invoiced amounts.

The Company’s concentrate sales contracts with third-party smelters, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on applicable commodity prices set on specified quotational periods, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. For this purpose, the selling price can be measured reliably for those products, such as silver, gold, zinc, lead and copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market.

Sales revenue is commonly subject to adjustments based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time title passes to the buyer based on the expected settlement period. Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on forward market prices. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in metal prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with the fair value adjustments recognized in revenue.

Refining and treatment charges under the sales contract with third-party smelters are netted against revenue for sales of metal concentrate.

Financial instruments: A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i) Financial assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, available-for-sale and held-to-maturity investments. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets are classified as at fair value through profit or loss when the financial asset is either held for trading or it is designated as at fair value through profit and loss. Derivatives are included in this category and are classified as current assets or non-current assets based on their maturity date. The Company does not acquire financial assets for the purpose of selling in the short term. Financial assets carried at fair value through profit or loss are initially recognized at fair value. The directly attributable transaction costs are expensed in the income statement in the period in which they are incurred. Subsequent changes in fair value are recognized in net earnings.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables comprise ‘trade and other receivables’, ‘other assets’ and ‘cash’ in the statement of financial position. Loans and receivables are carried at amortized cost less any impairment.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either specifically designated as available-for- sale or not classified in any of the other categories. They are included in non-current assets unless the Company intends to dispose of the investment within 12 months of the statement of financial position date. Changes in the fair value of available-for-sale financial assets denominated in a currency other than the functional currency of the holder, other than equity investments, are analyzed between translation differences and other changes in the carrying amount of the security. The translation differences are recognized in the income statement. Any impairment charges are also recognized in the income statement, while other changes in fair value are recognized in other comprehensive income. When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments previously recognized in accumulated other comprehensive income are reclassified to the income statement. Dividends on available-for-sale equity instruments are also recognized in the income statement within investment income when the Company’s right to receive payments is established.

(d) Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held-to-maturity, such as bonds, are measured at amortized cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortized cost, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process.

ii) Financial liabilities

Borrowings and other financial liabilities are classified as other financial liabilities and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.

Borrowings and other financial liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

(iii) Derivative financial instruments

When the Company enters into derivative contracts these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions. All derivatives are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each statement of financial position date.

Embedded derivatives: Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

(iv) Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where relevant market prices are available, these are used to determine fair values. In other cases, fair values are calculated using quotations from independent financial institutions, or by using valuation techniques consistent with general market practice applicable to the instrument.

•	The fair values of cash, and short term borrowings approximate their carrying values, as a result of their short maturity or because they carry floating rates of interest.
•	Derivative financial assets and liabilities are measured at fair value based on published price quotations for the period for which a liquid active market exists.

(v) Impairment of financial assets

Available-for-sale financial assets

The Company assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, an evaluation is made as to whether a decline in fair value is ‘significant’ or ‘prolonged’ based on an analysis of indicators such as significant adverse changes in the technological, market, economic or legal environment in which the investee operates.

If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the income statement is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognized in the income statement. Reversals of impairment losses on debt instruments are reversed through the income statement; if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized.

(vi) Derecognition of financial assets and liabilities

Financial assets

A financial asset is derecognized when its contractual rights to the cash flows that comprise the financial asset expire or substantially all the risks and rewards of the asset are transferred.

Financial liabilities

Gains and losses on discharge, cancellation or expiry of a financial liability are recognized within finance income and finance costs, respectively.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a settlement of the original liability and the recognition of a new liability, and any difference in the respective carrying amounts is recognized in the income statement.

(vii) Trade receivables

Trade receivables are recognized initially at fair value and are subsequently measured at amortized cost reduced by any provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due. Indicators of impairment would include financial difficulties of the debtor, likelihood of the debtor’s insolvency, default in payment or a significant deterioration in credit worthiness. Any impairment is recognized in the income

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

statement within ‘doubtful accounts provision’. When a trade receivable is uncollectable, it is written off against the provision for impairment. Subsequent recoveries of amounts previously written off are credited against ‘doubtful accounts provision’ in the income statement.

(viii) Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Derivative Financial Instruments: The Company utilizes metals and currency contracts, including forward contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates. For metals production, these contracts are intended to reduce the risk of falling prices on the Company’s future sales. Foreign currency derivative financial instruments, such as forward contracts are used to manage the effects of exchange rate changes on foreign currency cost exposures. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative and any gains or losses arising from changes in fair value on derivatives are taken directly to earnings for the year. The fair value of forward currency and commodity contracts is calculated by reference to current forward exchange rates and prices for contracts with similar maturity profiles.

Derivatives, including certain conversion options and warrants with exercise prices in a currency other than the functional currency, are recognized at fair value with changes in fair value recognized in profit or loss.

Normal purchase or sale exemption: Contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a nonfinancial item in accordance with the Company’s expected purchase, sale or usage requirements fall under the exemption from IAS 32 and IAS 39, which is known as the “normal purchase or sale exemption” (with the exception of those with quotational period clauses, which result in the recognition of an embedded derivative. Refer to note 7b for more information). For these contracts and the host part of the contracts containing embedded derivatives, they are accounted for as executory contracts. The Company recognizes such contracts in its statement of financial position only when one of the parties meets its obligation under the contract to deliver either cash or a non-financial asset.

Convertible Notes: The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative are recognized initially at their respective fair values. The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized at amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss. On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date.

Cash and cash equivalents: Cash and cash equivalents include cash on hand and cash in banks. It also includes short-term money market investments that are readily convertible to cash with original terms of three months or less. Cash and cash equivalents are classified as loans and receivables and therefore are stated at amortized cost, less any impairment.

Short-term investments: Short-term investments are classified as “available-for-sale”, and consist of highly-liquid debt securities with original maturities in excess of three months and equity securities. These debt and equity securities are initially recorded at fair value, which upon their initial measurement is equal to their cost. Subsequent measurements and changes in the market value of these debt and equity securities are recorded as changes to other comprehensive income. Investments are assessed quarterly for potential impairment.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

Inventories: Inventories include work in progress, concentrate ore, doré, processed silver and gold, heap leach inventory, and operating materials, and supplies. Work in progress inventory includes ore stockpiles and other partly processed material. Stockpiles represent ore that has been extracted and is available for further processing. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of cost or estimated net realizable value based upon the period ending prices of contained metal. Cost is determined on a weighted average basis or using a first-in-first-out basis and includes all costs incurred in the normal course of business including direct material and direct labour costs and an allocation of production overheads, depreciation and amortization, and other costs, based on normal production capacity, incurred in bringing each product to its present location and condition. Material that does not contain a minimum quantity of metal to cover estimated processing expenses to recover the contained metal is not classified as inventory and is assigned no value. The work in progress inventory is considered part of the operating cycle which the Company classifies as current inventory and hence heap leach and stockpiles are included in current inventory. Quantities are assessed primarily through surveys and assays.

The costs incurred in the construction of the heap leach pad are capitalized. Heap leach inventory represents silver and gold contained in ore that has been placed on the leach pad for cyanide irrigation. The heap leach process is a process of extracting silver and gold by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained silver and gold, which are then recovered during the metallurgical process. When the ore is placed on the pad, an estimate of the recoverable ounces is made based on tonnage, ore grade and estimated recoveries of the ore type placed on the pad. The estimated recoverable ounces on the pad are used to compile the inventory cost.

The Company uses several integrated steps to scientifically measure the metal content of the ore placed on the leach pads. The tonnage, grade, and ore type to be mined in a period was first estimated using the Mineral Reserve model. As the ore body is drilled in preparation for the blasting process, samples are taken of the drill residue which is assayed to determine their metal content and quantities of contained metal. The estimated recoverable ounces carried in the leach pad inventory are adjusted based on actual recoveries being experienced. Actual and estimated recoveries achieved are measured to the extent possible using various indicators including, but not limited to, individual cell recoveries, the use of leach curve recovery, trends in the levels of carried ounces depending on the circumstances or cumulative pad recoveries.

The Company then processes the ore through the crushing facility where the output is again weighed and sampled for assaying. A metallurgical reconciliation with the data collected from the mining operation is completed with appropriate adjustments made to previous estimates. The crushed ore is then transported to the leach pad for application of the leaching solution. The samples from the automated sampler are assayed each shift and used for process control. The quantity of leach solution is measured by flow meters throughout the leaching and precipitation process. The pregnant solution from the heap leach is collected and passed through the processing circuit to produce precipitate which is retorted and then smelted to produce doré bars.

The Company allocates direct and indirect production costs to by-products on a systematic and rational basis. With respect to concentrate and doré inventory, production costs are allocated based on the silver equivalent ounces contained within the respective concentrate and doré.

The inventory is stated at lower of cost or net realizable value, with cost being determined using a weighted average cost method. The ending inventory value of ounces associated with the leach pad is equal to opening recoverable ounces plus recoverable ounces placed less ounces produced plus or minus ounce adjustments.

The estimate of both the ultimate recovery expected over time and the quantity of metal that may be extracted relative to the time the leach process occurs requires the use of estimates which rely upon laboratory test work and estimated models of the leaching kinetics in the heap leach pads. Test work consists of leach columns of up to 400 days duration with 150 days being the average, from which the Company projects metal recoveries up to three years in the future. The quantities of metal contained in the ore are based upon actual weights and assay analysis. The rate at which the leach process extracts gold and silver from the crushed ore is based upon laboratory column tests and actual experience. The assumptions used by the Company to measure metal content during each stage of the inventory conversion

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

process include estimated recovery rates based on laboratory testing and assaying. The Company periodically reviews its estimates compared to actual experience and revises its estimates when appropriate. The ultimate recovery will not be known until the leaching operations cease.

Supplies inventories are valued at the lower of average cost and net realizable value using replacement cost plus cost to dispose, net of obsolescence. Concentrate and doré inventory includes product at the mine site, the port warehouse and product held by refineries. At times, the Company has a limited amount of finished silver at a minting operation where coins depicting Pan American’s emblem are stamped.

Mineral Properties, Plant, and Equipment: On initial acquisition, mineral properties, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management. When provisions for closure and decommissioning are recognized, the corresponding cost is capitalized as part of the cost of the related assets, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in mineral property, plant and equipment and depreciated accordingly.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and any impairment in value, whilst land is stated at cost less any impairment in value and is not depreciated.

Each asset or part’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The expected useful lives are included below in the accounting policy for depreciation of property, plant, and equipment. The net carrying amounts of mineral property, land, buildings, plant and equipment are reviewed for impairment either individually or at the cash-generating unit level when events and changes in circumstances indicate that the carrying amounts may not be recoverable. To the extent that these values exceed their recoverable amounts, that excess is recorded as an impairment provision in the financial year in which this is determined.

In countries where the Company paid Value Added Tax (“VAT”) and where there is uncertainty of its recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If the Company ultimately recovers previously deferred amounts, the amount received will be applied to reduce mineral property costs or taken as a credit against current expenses depending on the prior treatment.

Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

Where an item of mineral property, plant and equipment is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is disclosed as earnings or loss on disposal in the income statement. Any items of mineral property, plant or equipment that cease to have future economic benefits are derecognized with any gain or loss included in the financial year in which the item is derecognized.

Operational Mining Properties and Mine Development: When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs incurred to develop such property including costs to further delineate the ore body and remove overburden to initially expose the ore body prior to the start of mining operations, are also capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Company is ready to commence commercial production. Any revenues earned during this period are recorded as a reduction in deferred commissioning costs. These costs are amortized using the units-of-production method (described below) over the life of the mine, commencing on the date of commercial production.

Acquisition costs related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company makes a preliminary evaluation to determine that the property has significant potential to economically develop the deposit. The time between initial acquisition and full evaluation of a property’s potential is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable deposit is discovered, such costs are amortized when production begins. If no mineable deposit is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. In countries where the Company has paid VAT and where there is uncertainty of its recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If the Company ultimately makes recoveries of the VAT, the amount received will be applied to reduce mineral property costs or taken as a credit against current expenses depending on the prior treatment.

Major development expenditures on producing properties incurred to increase production or extend the life of the mine are capitalized while ongoing mining expenditures on producing properties are charged against earnings as incurred. Gains or losses from sales or retirements of assets are included in gain or loss on sale of assets.

Depreciation of Mineral Property, Plant and Equipment: The carrying amounts of mineral property, plant and equipment (including initial and any subsequent capital expenditure) are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of the associated mine or mineral lease, if shorter. Estimates of residual values and useful lives are reviewed annually and any change in estimate is taken into account in the determination of remaining depreciation charges, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation commences on the date when the asset is available for use as intended by management.

Units of production basis

For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a unit of production basis.

In applying the units of production method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proven and probable reserves.

Straight line basis

Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis.

Mineral properties, plant and equipment are depreciated over their useful life, or over the remaining life of the mine if shorter. The major categories of property, plant and equipment are depreciated on a unit of production and/or straight-line basis as follows:

•	Land – not depreciated
•	Mobile equipment – 3 to 7 years
•	Buildings and plant facilities – 25 to 50 years
•	Mining properties and leases – based on reserves on a unit of production basis. Capitalized evaluation and development expenditure – based on applicable reserves on a unit of production basis
•	Exploration and evaluation – not depreciated until mine goes into production

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

•	Assets under construction – not depreciated until assets are ready for their intended use

Exploration and Evaluation Expenditure: relates to costs incurred on the exploration and evaluation of potential mineral reserves and resources and includes costs such as exploratory drilling and sample testing and the costs of pre-feasibility studies. Exploration expenditures relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits or other projects that have been identified as having economic potential.

Expenditures on exploration activity are not capitalized.

Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is probable that future economic benefits will flow to the Company.

Evaluation expenditures, other than that acquired from the purchase of another mining company, is carried forward as an asset provided that such costs are expected to be recovered in full through successful development and exploration of the area of interest or alternatively, by its sale.

Purchased exploration and evaluation assets are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination.

In the case of undeveloped projects there may be only inferred resources to form a basis for the impairment review. The review is based on a status report regarding the Company’s intentions for the development of the undeveloped project. In some cases, the undeveloped projects are regarded as successors to ore bodies, smelters or refineries currently in production. Where this is the case, it is intended that these will be developed and go into production when the current source of ore is exhausted or to replace the reduced output, which results where existing smelters and/or refineries are closed. It is often the case that technological and other improvements will allow successor smelters and/or refineries to more than replace the capacity of their predecessors. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project, net of any related impairment provisions, are written off.

An impairment review is performed, either individually or at the cash generating unit level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. To the extent that this occurs, the excess is expensed in the financial year in which this is determined. Capitalized exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided that the conditions discussed above for expenditure on exploration activity and evaluation expenditure are met.

Expenditures are transferred to mining properties and leases or assets under construction once the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and the work completed to date supports the future development of the property. In order to demonstrate technical feasibility and commercial viability, the Company evaluates the individual project and its established mineral reserves, assesses the relevant findings and conclusions from the Company’s activities and in applicable technical or other studies relating to the project, and considers whether and how any additional factors and circumstances might impact the project, particularly in light of the Company’s capabilities, risk tolerance and desired economic returns. The Company conducts its managerial evaluation for commercial viability by assessing the factors it considers relevant to the commercial development of the project, taking into consideration the exploration and technical evaluation activities and work undertaken in relation to the project. If the asset demonstrates technical feasibility and commercial viability, the asset is reclassified to mineral properties, plant and equipment. Assessment for impairment is conducted before reclassification.

Deferred Stripping Costs: In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. During the preproduction phase, these costs are capitalized as part of the cost of the mine property and subsequently amortized over the life of the mine (or pit) on a units of production basis.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

The costs of removal of the waste material during a mine’s production phase are deferred, where they give rise to future benefits. These capitalized costs are subsequently amortized on a unit of production basis over the reserves that directly benefit from the specific stripping activity.

Asset Impairment: Management reviews and evaluates its assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is normally assessed at the level of cash-generating units which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. In addition, an impairment loss is recognized for any excess of carrying amount over the fair value less costs to sell of a non-current asset or disposal group held for sale. When an impairment review is undertaken, recoverable amount is assessed by reference to the higher of value in use (being the net present value of expected future cash flows of the relevant cash generating unit) and fair value less costs to sell (“FVLCTS”). The best evidence of FVLCTS is the value obtained from an active market or binding sale agreement. Where neither exists, FVLCTS is based on the best information available to reflect the amount the Company could receive for the cash generating unit in an arm’s length transaction. This is often estimated using discounted cash flow techniques.

Where the recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36 “Impairment of Assets.” The cash flow forecasts are based on best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, close down, restoration and environmental clean-up. These may include net cash flows expected to be realized from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proven or probable ore reserves. Such non reserve material is included where there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of mineralization that are contiguous with existing reserves. Typically, the additional evaluation to achieve reserve status for such material has not yet been done because this would involve incurring costs earlier than is required for the efficient planning and operation of the mine.

Where the recoverable amount of a cash generating unit is dependent on the life of its associated ore, expected future cash flows reflect long term mine plans, which are based on detailed research, analysis and iterative modeling to optimize the level of return from investment, output and sequence of extraction. The mine plan takes account of all relevant characteristics of the ore, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting on process recoveries and capacities of processing equipment that can be used. The mine plan is therefore the basis for forecasting production output in each future year and for forecasting production costs.

The Company’s cash flow forecasts are based on estimates of future commodity prices, which assume market prices will revert to the Company’s assessment of the long term average price, generally over a period of three to five years. These assessments often differ from current price levels and are updated periodically.

The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted, including appropriate adjustments for the risk profile of the countries in which the individual cash generating units operate. The great majority of the Company’s sales are based on prices denominated in USD. To the extent that the currencies of countries in which the Company produces commodities strengthen against the USD without commodity price offset, cash flows and, therefore, net present values are reduced. Non-financial assets other than goodwill that have suffered impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

Closure and Decommissioning Costs: The mining, extraction and processing activities of the Company normally give rise to obligations for site closure or rehabilitation. Closure and decommissioning works can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. Provisions for the cost of each closure and

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

rehabilitation program are recognized at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and decommissioning activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances at the reporting date. Routine operating costs that may impact the ultimate closure and decommissioning activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation. The timing of the actual closure and decommissioning expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions, and the environment in which the mine operates. Expenditure may occur before and after closure and can continue for an extended period of time dependent on closure and decommissioning requirements. Closure and decommissioning provisions are measured at the expected value of future cash flows, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation. Discount rates used are specific to the underlying obligation. Significant judgements and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements which give rise to a constructive or legal obligation.

When provisions for closure and decommissioning are initially recognized, the corresponding cost is capitalized as a component of the cost of the related asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in Property, plant and equipment and depreciated accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognized in finance expenses. Closure and decommissioning provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the un-depreciated capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in the income statement. In the case of closed sites, changes to estimated costs are recognized immediately in the income statement. Changes to the capitalized cost result in an adjustment to future depreciation and finance charges. Adjustments to the estimated amount and timing of future closure and decommissioning cash flows are a normal occurrence in light of the significant judgements and estimates involved.

The provision is reviewed at the end of each reporting period for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations and adjusted to reflect current best estimate. The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

Foreign Currency Translation: The Company’s functional currency and that of its subsidiaries is the USD as this is the principal currency of the economic environments in which they operate. Transaction amounts denominated in foreign currencies (currencies other than USD) are translated into USD at exchange rates prevailing at the transaction dates. Carrying values of foreign currency monetary assets and liabilities are re-translated at each statement of financial position date to reflect the U.S. exchange rate prevailing at that date.

Gains and losses arising from translation of foreign currency monetary assets and liabilities at each period end are included in earnings except for differences arising on decommissioning provisions which are capitalized for operating mines.

Share-based Payments: The Company makes share-based awards, including free shares and options, to certain employees.

For equity-settled awards, the fair value is charged to the income statement and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of the equity-settled awards is determined at the date of grant. Non-vesting conditions and market conditions, such as target share price upon which vesting is conditioned, are factored into the determination of fair value at the date of grant. All other vesting conditions are excluded from the

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

determination of fair value and included in management’s estimate of the number of awards ultimately expected to vest.

The fair value is determined by using option pricing models. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognized in the income statement with a corresponding entry within equity. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification, over the remainder of the new vesting period.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. Any compensation paid up to the fair value of the awards at the cancellation or settlement date is deducted from equity, with any excess over fair value being treated as an expense in the income statement. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the new awards are treated as if they are a modification of the original award, as described in the previous paragraph.

Leases: The determination of whether an arrangement is, or contains a lease is based in the substance of the arrangement at the inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset. A reassessment after inception is only made in specific circumstances.

Assets held under finance leases, where substantially all the risks and rewards of ownership of the asset have passed to the Company, are capitalized in the statement of financial position at the lower of the fair value of the leased property or the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. These amounts are determined at the inception of the lease and are depreciated over the shorter of their estimated useful lives or the lease term. The capital elements of future obligations under leases and hire purchase contracts are included as liabilities in the statement of financial position. The interest elements of the lease or hire purchase obligations are charged to the income statement over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Leases where substantially all the risks and rewards of ownership have not passed to the Company are classified as operating leases. Rentals payable under operating leases are charged to the income statement on a straight-line basis over the lease term.

Income Taxes: Taxation on the earnings or loss for the year comprises current and deferred tax. Taxation is recognized in the income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the tax is recognized in other comprehensive income or equity.

Current tax is the expected tax payable on the taxable income for the year using rates enacted or substantively enacted at the year end, and includes any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the statement of financial position liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax assessment or deduction purposes. Where an asset has no deductible or depreciable amount for income tax purposes, but has a deductible amount on sale or

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

abandonment for capital gains tax purposes, that amount is included in the determination of temporary differences.

The tax effect of certain temporary differences is not recognized, principally with respect to goodwill; temporary differences arising on the initial recognition of assets or liabilities (other than those arising in a business combination or in a manner that initially impacted accounting or taxable earnings); and temporary differences relating to investments in subsidiaries, jointly controlled entities and associates to the extent that the Company is able to control the reversal of the temporary difference and the temporary difference is not expected to reverse in the foreseeable future. The amount of deferred tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities, with the exception of items that have a tax base solely derived under capital gains tax legislation, using tax rates enacted or substantively enacted at period end. To the extent that an item’s tax base is solely derived from the amount deductible under capital gains tax legislation, deferred tax is determined as if such amounts are deductible in determining future assessable income.

The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the statement of financial position date.

Current and deferred taxes relating to items recognized in other comprehensive income or directly in equity are recognized in other comprehensive income or equity and not in the income statement. Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. Judgements are required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

Deferred tax assets, including those arising from tax losses, capital losses and temporary differences, are recognized only where it is probable that taxable earnings will be available against which the losses or deductible temporary differences can be utilized. Assumptions about the generation of future taxable earnings and repatriation of retained earnings depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, closure and decommissioning costs, capital expenditures, dividends and other capital management transactions.

Earnings (loss) Per Share: Basic earnings (loss) per share is calculated by dividing earnings attributable to ordinary equity holders of the parent entity by the weighted average number of ordinary shares outstanding during the period.

The diluted earnings per share calculation is based on the earnings attributable to ordinary equity holders and the weighted average number of shares outstanding after adjusting for the effects of all potential ordinary shares. This method requires that the number of shares used in the calculation be the weighted average number of shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. This method assumes that the potential ordinary shares converted into ordinary shares at the beginning of the period (or at the time of issuance, if not in existence at beginning of the period). The number of dilutive potential ordinary shares is determined independently for each period presented.

For convertible securities that may be settled in cash or shares at the holder’s option, returns to preference shareholders and income charges are added back to net earnings used for basic EPS and the maximum

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

number of ordinary shares that could be issued on conversion is used in the computing diluted earnings per share.

Borrowing Costs and Upfront Costs: Borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets are capitalized. Qualifying assets are assets that require a substantial amount of time to prepare for their intended use, including mineral properties in the evaluation stage where there is a high likelihood of commercial exploitation. Qualifying assets also include significant expansion projects at the operating mines. Borrowing costs are considered an element of the historical cost of the qualifying asset. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total borrowing cost is reduced by income generated from short-term investments of such funds.

Upfront costs incurred in connection with entering new credit facilities are recorded as Other assets and are amortized over the life of the respective credit facilities.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

3.	Changes in Accounting Standards

Changes in Accounting Policies

Effective January 1, 2015, the Company adopted the following new and revised IFRSs that were issued by the International Accounting Standards Board (“IASB”).

Effective for annual periods beginning on or after July 1, 2014

(i)	Amended standard IFRS 2 Share-based Payment

The amendment to IFRS 2 re-defines the definition of “vesting condition.” The application of this IFRS did not have a material impact on the amounts reported for the current or prior years but may affect the presentation of future transactions or arrangements.

(ii)	Amended standard IFRS 3 Business Combinations

The amendment to IFRS 3 provides further clarification on the accounting treatment for contingent consideration, and provides a scope exception for joint ventures. The application of this IFRS did not have a material impact on the amounts reported for the current or prior years but may affect the presentation of future transactions or arrangements.

(iii)	Amended standard IFRS 8 Operating Segments

The amendments to IFRS 8 provides further clarification on the disclosure required for the aggregation of segments and the reconciliation of segment assets. The application of this IFRS did not have a material impact on the disclosure required for the current or prior years but may affect the disclosure required in the future.

(iv)	Amended standard IFRS 13 Fair Value Measurement

The amendment to IFRS 13 provides further details on the scope of the portfolio exception. The application of this IFRS did not have a material impact on the amounts reported for the current or prior years but may affect the presentation of future transactions or arrangements.

(v)	Amended standard IAS 16 Property, Plant and Equipment

The amendment to IAS 16 deals with the proportionate restatement of accumulated depreciation on revaluation. The application of this IFRS did not have a material impact on the amounts reported for the current or prior years but may affect the presentation of future transactions or arrangements.

(vi)	Amended standard IAS 24 Related Party Disclosures

The amendment to IAS 24 deals with the disclosure required for management entities. The application of this IFRS did not have a material impact on the disclosure required for the current or prior years but may affect the disclosure required in the future.

(vii)	Amended standard IAS 38 Intangible Assets

The amendment to IAS 38 deals with the proportionate restatement of accumulated depreciation on revaluation. The application of this IFRS did not have a material impact on the amounts reported for the current or prior years but may affect the presentation of future transactions or arrangements.

Accounting standards issued but not yet effective

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released on July 24, 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard and amendments on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. On July 22, 2015, the IASB confirmed a one-year deferral of the effective date of IFRS 15 to January 1, 2018. Companies can elect to use either a full or modified retrospective approach when adopting this standard. The Company will apply IFRS 15 beginning on January 1, 2018. The Company is in the process of analyzing IFRS 15 and determining the effect on our consolidated financial statements as a result of adopting this standard.

IFRS 16, Leases (“IFRS 16”) In January 2016, the IASB issued IFRS 16 – Leases which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

4.	Significant Judgements in Applying Accounting Policies

Judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

•	Capitalization of evaluation costs: The Company has determined that evaluation costs capitalized during the year relating to the operating mines and certain other exploration interests have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis as discussed in Note 11. In making this judgement, the Company has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity to existing ore bodies, operating management expertise and required environmental, operating and other permits.

•	Commencement of commercial production: During the determination of whether a mine has reached an operating level that is consistent with the use intended by management, costs incurred are capitalized as mineral property, plant and equipment and any consideration from commissioning sales are offset against costs capitalized. The Company defines commencement of commercial production as the date that a mine has achieved a sustainable level of production based on a percentage of design capacity along with various qualitative factors including but not limited to the achievement of mechanical completion, continuous nominated level of production, the working effectiveness of the plant and equipment at or near expected levels and whether there is a sustainable level of production input available including power, water and diesel.

•	Assets’ carrying values and impairment charges: In determining carrying values and impairment charges the Company looks at recoverable amounts, defined as the higher of value in use or fair value less cost to

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

sell in the case of assets, and at objective evidence that identifies significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

•	Functional currency: The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries is the USD. The determination of functional currency may require certain judgements to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

•	Business combinations: Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

•	Deferral of stripping costs: In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves that will be mined in a future period and therefore should be capitalized, the Company treats the costs of removal of the waste material during a mine’s production phase as deferred, where it gives rise to future benefits. These capitalized costs are subsequently amortized on a unit of production basis over the reserves that directly benefit from the specific stripping activity. As at December 31, 2015, the carrying amount of stripping costs capitalized was $39.5 million comprised of Manantial Espejo - $3.2 million and Dolores - $36.3 million (2014 - $46.2 million was capitalized comprised of Manantial Espejo $13.0 million, Dolores $28.4 million, and Alamo Dorado $4.8 million).

•	Replacement convertible debenture: As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a Silver Stream contract. The holder subsequently selected the Silver Stream contract. The convertible debenture is classified and accounted for as a deferred credit. In determining the appropriate classification of the convertible debenture as a deferred credit, the Company evaluated the economics underlying the contract as of the date the Company assumed the obligation. As at December 31, 2015, the carrying amount of the deferred credit arising from the Aquiline acquisition was $20.8 million (2014 - $20.8 million).

•	Convertible Notes: The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative are recognized initially at their respective fair values. The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized at amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss. On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date. The notes, were settled in December 2015 along with all accrued interest. The notes, were settled in December 2015 along with all accrued interest.

5.	Key Sources of Estimation Uncertainty in the Application of Accounting Policies

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

•	Revenue recognition: Revenue from the sale of concentrate to independent smelters is recorded at the time the risks and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the prices set under the smelting contracts

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

may be caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. In a period of high price volatility, as experienced under current economic conditions, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant. For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted.

•	Estimated recoverable ounces: The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

•	Mineral reserve estimates: The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43 -101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators and in accordance with “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines – adopted November 23, 2003”, prepared by the CIM Standing Committee on Reserve Definitions. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

•	Valuation of Inventory: In determining mine production costs recognized in the consolidated income statement, the Company makes estimates of quantities of ore stacked in stockpiles, placed on the heap leach pad and in process and the recoverable silver in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories. Refer to Note 9 for details.

•	Depreciation and amortization rates for mineral property, plant and equipment and mineral interests: Depreciation and amortization expenses are allocated based on assumed asset lives and depreciation and amortization rates. Should the asset life or depreciation rate differ from the initial estimate, an adjustment would be made in the consolidated income statement prospectively. A change in the mineral reserve estimate for assets depreciated using the units of production method would impact depreciation expense prospectively.

•	Impairment of mining interests: While assessing whether any indications of impairment exist for mining interests, consideration is given to both external and internal sources of information. Information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information include the manner in which mineral property, plant and equipment are being used or are expected to be used and indications of the economic performance of the assets. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interests. Impairments of mining interests are discussed in Note 11.

•	Estimation of decommissioning and restoration costs and the timing of expenditures: The cost estimates are updated annually during the life of a mine to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals. Decommissioning, restoration and similar liabilities are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at the best estimate of expenditure required to settle the present obligation of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine at the end of the reporting period. The carrying amount

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. Refer to Note 15 for details on decommissioning and restoration costs.

•	Income taxes and recoverability of deferred tax assets: In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Company gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

•	Accounting for acquisitions: The provisional fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make certain judgments and estimates taking into account information available at the time of acquisition about future events, including, but not restricted to, estimates of mineral reserves and resources required, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates and discount rates. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, are retrospectively adjusted when the final measurements are determined (within one year of the acquisition date).

•	Contingencies: Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event the Company’s estimates of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur. Refer to Note 28 for further discussion on contingencies.

6.	Management of Capital

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns to its shareholders. The Company’s capital structure consists of shareholders’ equity (comprising issued capital plus share option reserve plus retained deficit, plus investment revaluation reserve) with a balance of $1.3 billion as at December 31, 2015 (2014 - $1.6 billion). The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2014. Refer to note 17 for details of the Company’s revolving credit facility and related covenants.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

7.	Financial Instruments

a)	Financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”)

The Company’s financial assets and liabilities classified as at FVTPL are as follows:

	December 31, 2015	December 31, 2014
Current derivative liabilities
Diesel fuel swaps and foreign currency contracts	$2,835	$-
Conversion feature on convertible notes (Note 17)	-	278
	$2,835	$278

In addition, trade and other receivables include accounts receivable arising from sales of metal concentrates and have been designated and classified as at FVTPL. The total trade and other receivables are as follows:

	December 31, 2015	December 31, 2014
Trade receivables from provisional concentrates sales	$21,272	$29,288
Not arising from sale of metal concentrates	65,769	76,356
Trade and other receivables	$87,041	$105,644

b)	Normal purchase or sale exemption

Contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a nonfinancial item in accordance with the Company’s expected purchase, sale or usage requirements fall in the exemption from IAS 32 and IAS 39, which is known as the ”normal purchase or sale exemption”. For these contracts and the host part of the contracts containing embedded derivatives, they are accounted for as executory contracts. The Company recognizes such contracts in its statement of financial position only when one of the parties meets its obligation under the contract to deliver either cash or a non-financial asset.

c)	Financial assets designated as available-for-sale

The Company’s short term investments are designated as available-for-sale. The unrealized losses on available-for-sale investments recognized in other comprehensive loss for the years ended December 31, were as follows:

	Twelve months ended December 31,
	2015	2014
Unrealized net losses on available for sale securities	$(1,459)	$(1,429)
Reclassification adjustment for net losses on available for sale securities included in earnings	1,486	1,081
	$27	$(348)

d)	Risk

Overview

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principle financial risks to which the Company is exposed are metal price risk, credit risk, interest rate risk, foreign exchange rate risk, and liquidity risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

Metal Price Risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, the Company’s current policy is to not hedge the price of silver. A 10% increase in all metal prices for the year ended December 31, 2015, would result in an increase of approximately $72.8 million (2014 – $79.4 million) in the Company’s revenues. A 10% decrease in all metal prices for the same period would result in a decrease of approximately $76.5 million (2014 - $83.8 million) in the Company’s revenues. The Company also enters into provisional concentrate contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines. A 10% increase in metal prices (zinc, lead, copper and silver) on open positions for provisional concentrate contracts for the year ended December 31, 2015 would result in an increase of approximately $6.2 million (2014 - $6.3 million) in the Company’s before tax earnings which would be reflected in 2015 results. A 10% decrease in metal prices for the same period would result in a decrease of approximately $6.2 million (2014 - $6.5 million) in the Company’s before tax earnings.

The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assess the Company’s strategy towards its base metal exposure, depending on market conditions. At December 31, 2015, the Company had outstanding contracts to sell some of its base metals production.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of financial assets represents the maximum credit exposure.

The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines. Concentrate contracts are common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honor supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At December 31, 2015 the Company had receivable balances associated with buyers of its concentrates of $21.3 million (2014 - $29.3 million). The vast majority of the Company’s concentrate is sold to eight well known concentrate buyers.

Silver doré production from La Colorada, Alamo Dorado, Dolores and Manantial Espejo is refined under long term agreements with fixed refining terms at three separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At December 31, 2015 the Company had approximately $21.4 million (2014 - $44.7 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and whilst at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that our trading positions have a positive mark-to-market value. However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.

Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

At December 31, 2015, the Company has recorded an allowance for doubtful accounts provision in the amount of $7.6 million (2014 – $7.6 million). $7.6 million relates to amounts owing from Doe Run Peru (“DRP”), one of the buyers of concentrates from the Company’s Peruvian operations, for deliveries of concentrates that occurred in early 2009. The Company will continue to pursue every possible avenue to recover the amounts owed by DRP. At December 31, 2015, no additional provisions for doubtful accounts were recorded other than those described above.

Cash, trade accounts receivable and other receivables that represent the maximum credit risk to the Company consist of the following:

	December 31,
	2015	2014
Cash and cash equivalents	$133,963	$146,193
Trade accounts receivable	21,272	29,288
Advances to suppliers and contractors	12,502	22,766
Export tax receivable	5,182	5,182
Insurance receivable	3,713	4,447
Royalty receivable	61	4,274
Employee loans	1,140	1,107
Other	4,919	3,731
Total accounts receivable (1)	48,789	70,795
Total cash and cash equivalents, and accounts receivable	$182,752	$216,988

1)Excludes Value added taxes receivable of $38.3 million (2014 - $34.8 million).

The Company invests its cash which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.

Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. At December 31, 2015, the Company has $4.0 million in lease obligations (2014 - $8.0 million), that are subject to an annualized interest rate of 2.2% and an amount drawn on the credit facility of $36.2 million (2014 - $nil) at an annual interest rate of 2.125% to 3.125% over LIBOR. At December 31, 2014 the Company had $36.2 million of unsecured convertible notes that bore interest at 4.5%, payable semi-annually on June 15 and December 15. The interest paid by the Company for the year ended December 31, 2015 on its lease obligations was $0.4 million (2014 – $0.4 million). The Company has received short term loans in Argentina totaling $5.3 million Argentinean Pesos (USD $0.6 million) at an annual interest rate of 40% and USD $12.3 million at an annual interest rate of 4%. In addition, the Company has also drawn on an available line of credit in Argentina for $89.1 million Argentinean Pesos (USD $6.7 million) at an interest rate of 30.0%. $113.5 million Argentinean Pesos are due in January 2016, and USD $5.1 million are due in January 2016, USD$3.2 million is due in February 2016 and USD$4.0 million is due in March 2016. The interest paid by the Company for the year ended December 31, 2015 on the convertible notes was $1.6 million (2014 – $1.6 million).

The average interest rate earned by the Company during the year ended December 31, 2015 on its cash and short term investments was 0.88% (2014 - 0.54%). A 10% increase or decrease in the interest earned from financial institutions on cash and short term investments would result in a $0.2 million increase or decrease in the Company’s before tax earnings (2014 – $0.3 million).

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

Foreign Exchange Rate Risk

The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

In order to mitigate this exposure, from time to time the Company has purchased Peruvian Nuevo Sol (“PEN”), Mexican Peso (“MXN”) and CAD to match anticipated spending. At December 31, 2015, the Company had no outstanding contracts to purchase CAD or PEN. At December 31, 2015, the Company has collared its foreign currency exposure of MXN purchases with puts and call contracts which have a nominal value of $35.7 million and have settlement dates between January and December, 2016. The positions have a weighted average floor of $16.42 and average cap of $18.49. The Company’s net earnings are affected by the revaluation of its monetary assets and monetary liabilities at each balance sheet date. The Company has reviewed its monetary assets and monetary liabilities and is exposed to foreign exchange risk through financial assets and liabilities and deferred income tax liabilities denominated in currencies other than USD as shown in the table below. The Company estimates that a 10% change in the exchange rate of the foreign currencies in which its December 31, 2015 non-USD net monetary liabilities were denominated would result in an income before taxes change of about $12.7 million (2014 - $5.3 million).

The Company is exposed to currency risk through the following financial assets and liabilities, and deferred income tax assets and liabilities denominated in foreign currencies:

At December 31, 2015	Cash and short-term investments	Other current and non-current assets	Income taxes receivable (payable), current and non- current	Accounts payable and accrued liabilities and non- current liabilities	Deferred tax assets and liabilities
Canadian Dollar	$12,999	$229	$-	$(549)	$(238)
Mexican Peso	9,202	29,309	7,074	(34,000)	(124,375)
Argentinian Peso	46	25,961	2,294	(38,817)	-
Bolivian Boliviano	1,334	10,077	(556)	(13,171)	(4,144)
European Euro	8	-	(373)	(19)	(183)
Peruvian Nuevo Sol	1,692	2,158	5,454	(8,913)	(9,457)
	$25,281	$67,734	$13,893	$(95,469)	$(138,397)

At December 31, 2014	Cash and short-term investments	Other current and non-current assets	Income taxes receivable (payable), current and non- current	Accounts payable and accrued liabilities and non- current liabilities	Deferred tax assets and liabilities
Canadian Dollar	$74,262	$232	$(243)	$(259)	$(180)
Mexican Peso	18,735	11,389	12,592	(136)	(135,421)
Argentinian Peso	157	31,301	1,767	(53,600)	(1,914)
Bolivian Boliviano	401	10,777	(4,077)	-	(2,453)
European Euro	41	-	-	(95)	-
Peruvian Nuevo Sol	4,844	2,593	5,266	(11,145)	(17,520)
	$98,440	$56,292	$15,305	$(65,235)	$(157,488)

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

e)	Commitments

The Company’s commitments have contractual maturities which are summarized below:

Payments due by period 2015
	Total	Within 1 year(2)	2 - 3 years	4- 5 years	After 5 years
Current liabilities	$111,700	$111,700	$-	$-	$-
Credit Facility	39,400	960	1,920	36,520	-
Loan obligation (Note 14)	19,680	19,680	-	-	-
Finance lease obligations(1)	4,124	2,319	1,805	-	-
Severance accrual	3,811	720	1,444	975	672
Employee compensation(3)	3,178	1,707	1,471	-	-
Loss on commodity contracts	2,835	2,835	-	-	-
Provisions(5)	4,419	2,962	405	733	319
Income taxes payable	13,481	13,481	-	-	-
Total contractual obligations(5)	$202,628	$156,364	$7,045	$38,228	$991

Payments due by period 2014
	Total	Within 1 year(2)	2 - 3 years	4- 5 years	After 5 years
Current liabilities	$125,031	$125,031	$-	$-	$-
Loan obligation (Note 14)	17,600	17,600	-	-	-
Finance lease obligations(1)	8,425	4,238	4,187	-	-
Severance accrual	4,135	749	469	2,053	864
Employee compensation	2,542	1,498	1,044	-	-
Current portion of long term debt (4)	37,867	37,867	-	-	-
Provisions	3,121	3,121	-	-	-
Income taxes payable	22,321	22,321	-	-	-
Total contractual obligations(5)	$221,042	$212,425	$5,700	$2,053	$864

(1)	Includes lease obligations in the amount of $4.1 million (December 31, 2014 - $8.4 million) with a net present value of $4.0 million (December 31, 2014 - $8.0 million) discussed further in Note 16.
(2)	Includes all current liabilities as per the statement of financial position plus items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.

December 31, 2015		Future interest component	Within 1 year
Current portion of:
Accounts payable and other liabilities	$111,700	$-	$111,700
Credit facility	-	960	960
Loan obligation	19,578	102	19,680
Current portion of finance lease	2,238	81	2,319
Current severance liability	720	-	720
Employee Compensation &RSU’s	409	1,298	1,707
Unrealized loss on commodity contracts	2,835	-	2,835
Provisions(5)	2,962	-	2,962
Income tax payable	13,481	-	13,481
Total contractual obligations within one year(5)	$153,923	$2,441	$156,364

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

December 31, 2014		Future interest component	Within 1 year
Current portion of:
Accounts payable and other liabilities	$125,031	$-	$125,031
Loan obligation	17,600	-	17,600
Current portion of finance lease	3,993	245	4,238
Current severance liability	749	-	749
Employee Compensation PSU’s & RSU’s	429	1,069	1,498
Convertible note	34,797	3,070	37,867
Provisions	3,121	-	3,121
Income tax payable	22,321	-	22,321
Total contractual obligations within one year	$208,041	$4,384	$212,425

(3)	Includes RSU obligation in the amount of $2.5 million (2014 – $2.2 million) that will be settled in cash. The RSUs vest in two instalments, 50% in December 2016 and 50% in December 2017.
(4)	Represents the face value of the replacement convertible note and future interest payments related to the Minefinders acquisition. Refer to Note 17 for further details.
(5)	Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation (current of $6.0 million, long-term $44.5 million), the deferred credit arising from the Aquiline acquisition ($20.8 million) discussed in Note 18, and deferred tax liabilities ($142.1 million.

Fair Value of Financial Instruments

The carrying value of share purchase warrants and the conversion feature on the convertible notes are stated at fair value and the carrying value of cash, short-term investments, trade and other receivables, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments. Share purchase warrants with an exercise price denominated in a currency other than the Company's functional currency are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values included in net earnings.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following table sets forth the Company’s financial assets and liabilities measured at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no observable market data).

At December 31, 2015, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Consolidated Statements of Financial Position at fair value are categorized as follows:

	Fair Value at December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets and Liabilities:
Short-term investments	$92,678	$92,678	$-	$-
Trade receivable from provisional concentrate sales	21,272	-	21,272	-
Foreign currency contracts	(168)	-	(168)	-
Diesel swap contracts	(2,667)	-	(2,667)	-
	$111,115	$92,678	$18,437	$-

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

	Fair Value at December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets and Liabilities:
Short-term investments	$184,220	$184,220	$-	$-
Trade receivable from provisional concentrate sales	29,288	-	29,288	-
Conversion feature of convertible notes	(278)	-	(278)	-
	$213,230	$184,220	$29,010	$-

The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2014.

Valuation Techniques

Short-term investments and other investments

The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of the investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.

Derivative Financial Instruments

The Company’s unrealized gains and losses on commodity swaps, diesel fuel swaps and foreign currency contracts are valued using observable market prices and as such are classified as Level 2 of the fair market value hierarchy. As of December 31, 2015, the unrealized gains and losses on commodity and foreign currency contracts was $2.8 (2014 - $nil).

During the year ended December 31, 2015 the Company entered into diesel swap contracts designated to fix or limit the Company’s exposure to higher fuel prices (the “Diesel fuel swaps”). The Diesel fuel swaps had an initial notional value of $25.5 million of which $14.7 million remained outstanding as at December 31, 2015. The Company recorded losses of $3.1 million on the Diesel fuel swaps in the year ended December 31, 2015 (2014 - $nil).

During the year ended December 31, 2015 the Company entered into copper swap contracts designated to fix or limit the Company’s exposure to lower copper prices (the “Copper swaps”). The copper swaps were on 4,080 metric tonnes (“MT”) of copper at an average price of $6,044 USD/MT. The Company recorded gains of $3.0 million on the copper contracts in the year ended December 31, 2015 (2014 - $nil). As at December 31, 2015 there were no Copper Swap contracts outstanding.

During the year ended December 31, 2015 the Company entered into collared positions for its foreign currency exposure of MXN purchases with puts and call contracts which have a nominal value of $35.7 million and have settlement dates between January and December, 2016. The positions have a weighted average floor of $16.42 and average cap of $18.49. The Company recorded losses of $0.2 million on the MXN forward contracts in the year ended December 31, 2015 (2014 - $nil).

Share purchase warrants

These warrants expired December 7th, 2014. During the year ended December 31, 2014, the unrealized gain on share purchase warrants was $0.2 million.

Convertible notes

The Company’s unrealized gains and losses on conversion feature of the convertible notes are valued using observable inputs and as such are classified as Level 2 of the fair market value hierarchy. The conversion feature on the convertible notes is considered an embedded derivative and re-measured at fair value each reporting period. The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company’s common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes. During the year ended December 31, 2015, the unrealized gain on the convertible notes was $0.3 million (2014 – $1.1 million). The notes, were settled in December 2015 along with all accrued interest.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

Receivables from Provisional Concentrate Sales

The Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) for copper, zinc and lead and the London Bullion Market Association P.M. fix (“London P.M. fix”) for gold and silver.

8.	Short Term Investments

	December 31, 2015				December 31, 2014
Available for Sale	Fair Value	Cost	Accumulated unrealized holding losses	Fair Value	Cost	Accumulated unrealized holding losses
Short term investments	$92,678	$93,136	$(458)	$184,220	$184,705	$(485)

9.	Inventories

Inventories consist of:

	December 31, 2015	December 31, 2014
Concentrate inventory	$17,216	$16,679
Stockpile ore(1)	18,988	44,236
Heap leach inventory and in process (2)	82,846	78,564
Doré and finished inventory (3)	33,981	57,175
Materials and supplies	51,330	55,895
	$204,361	$252,549
(1)	Includes an impairment charge of $28.8 million to reduce the cost of inventory to NRV at Manantial Espejo, Alamo Dorado and Dolores mines (December 31, 2014 – $0.9 at Manantial Espejo Mine).
(2)	Includes an impairment charge of $21.3 million to reduce the cost of inventory to NRV at Dolores and Manantial Espejo mines (December 31, 2014 - $32.3 million at Dolores and Alamo Dorado mines).
(3)	Includes an impairment charge of $3.7 million to reduce the cost of inventory to NRV at Dolores and Manantial Espejo mines (December 31, 2014 - $9.7 at Dolores, Alamo Dorado and Manantial Espejo mines).

Production costs, including depreciation and amortization, and royalties for the year ended December 31, 2015 were $706.8 million (2014 - $743.9 million). Production costs represent cost of inventories sold during the year. During 2015, a $10.9 million (2014 - $30.0 million) net realizable value adjustment was recognized and included in production costs (Note 20). Inventories held at net realizable value amounted to $119.0 million (2014 – $156.9 million). The Stockpile ore of $4.5 million (2014 – $32.7 million) and a portion of the heap leach inventory amounting to $57.6 million (2014 - $54.0 million) are expected to be recovered or settled after more than twelve months.

10.	Mineral Properties, Plant and Equipment

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized. Exploration expenditures on investment and non-producing properties are charged to expense in the period they are incurred.

Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is potential that future economic benefits will flow to the Company. Evaluation expenditures, other than that acquired from the purchase of another mining company, are carried forward as an asset provided that such costs are expected to be recovered in full through successful development and exploration of the area of interest or alternatively, by its sale. Evaluation expenditures include delineation drilling, metallurgical evaluations, and geotechnical evaluations amongst others.

Mineral properties, plant and equipment consist of:

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

	Mining Properties
	Depletable	Non-depletable
	Reserves and Resources	Reserves and Resources	Exploration and Evaluation	Plant and Equipment	Total
Carrying value
As at January 1, 2015
Net of accumulated depreciation	$646,374	$129,944	$281,401	$208,672	$1,266,391
Additions	114,092	-	-	42,461	156,553
Disposals	-	-	-	(255)	(255)
Depreciation and amortization	(69,479)	-	-	(81,366)	(150,845)
Depreciation charge captured in inventory	15,661	-	-	-	15,661
Impairment charges	(90,431)	(14,571)	-	(45,266)	(150,268)
Transfers(1)	(5,249)	4,978	(5,094)	4,282	(1,083)
Capitalized borrowing costs	1,994	-	-	-	1,994
Closure and decommissioning – changes in estimate	7,073	-	-	-	7,073
As at December 31, 2015	$620,035	$120,351	$276,307	$128,528	$1,145,221
(1)	Includes reclassification to Supply inventory and supplier advances.

Cost as at December 31, 2015	$1,502,411	$341,331	$677,846	$720,786	$3,242,374
Accumulated depreciation and impairments	(882,376)	(220,980)	(401,539)	(592,258)	(2,097,153)
Carrying value – December 31, 2015	$620,035	$120,351	$276,307	$128,528	$1,145,221

	Mining Properties
	Depletable	Non-depletable
	Reserves and Resources	Reserves and Resources	Exploration and Evaluation	Plant and Equipment	Total
Carrying value
As at January 1, 2014
Net of accumulated depreciation	$706,831	$226,415	$602,816	$334,616	$1,870,678
Additions	107,650	-	17	33,911	141,578
Disposals	-	-	(377)	(267)	(644)
Depreciation and amortization	(70,749)	-	-	(76,961)	(147,710)
Depreciation charge captured in inventory	(9,418)	-	-	-	(9,418)
Impairment charges	(142,269)	(72,038)	(310,593)	(67,286)	(592,186)
Transfers(1)	51,297	(24,433)	(10,411)	(15,341)	1,112
Capitalized borrowing costs	2,338	-	-	-	2,338
Closure and decommissioning – changes in estimate	694	-	(51)	-	643
As at December 31, 2014	$646,374	$129,944	$281,401	$208,672	$1,266,391

Cost as at December 31, 2014	$1,373,338	$336,353	$682,940	$690,368	$3,082,999
Accumulated depreciation and impairments	(726,964)	(206,409)	(401,539)	(481,696)	(1,816,608)
Carrying value – December 31, 2014	$646,374	$129,944	$281,401	$208,672	$1,266,391
(1)	Includes amounts transferred from Accounts Receivable for advances.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

	December 31, 2015			December 31, 2014
	Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Huaron mine, Peru	$171,574	$(82,896)	$88,678	$158,750	$(71,351)	$87,399
Morococha mine, Peru	214,855	(177,621)	37,234	211,545	(86,936)	124,609
Alamo Dorado mine, Mexico	198,950	(198,950)	-	193,715	(179,274)	14,441
La Colorada mine, Mexico	200,083	(72,732)	127,351	140,784	(61,650)	79,134
Dolores mine, Mexico	921,169	(512,308)	408,861	859,655	(452,645)	407,010
Manantial Espejo mine, Argentina	360,735	(341,457)	19,278	346,498	(277,296)	69,202
San Vicente mine, Bolivia	130,595	(72,230)	58,365	128,014	(63,812)	64,202
Other	25,237	(16,441)	8,796	24,745	(15,696)	9,049
Total	$2,223,198	$(1,474,635)	$748,563	$2,063,706	$(1,208,660)	$855,046

Land and Exploration and Evaluation:
Land			$3,515			$4,977
Navidad project, Argentina			190,471			190,471
Minefinders exploration projects, Mexico			173,401			180,074
Morococha, Peru			3,238			9,674
Other			26,033			26,149
Total non-producing properties			$396,658			$411,345
Total mineral properties, plant and equipment			$1,145,221			$1,266,391

Navidad Project, Argentina

During the year ended December 31, 2015 the Company capitalized $nil of evaluation costs and mineral properties, plant and equipment at the Navidad Project in Argentina (2014 - $nil).

At December 31, 2014, it was determined that the estimated realizable value of the Navidad project was below its carrying value and an impairment charge of $286.1 million was recorded. Refer to Note 11 for further details.

Morococha Mine, Peru

During the second quarter of 2010, the Company’s subsidiary Compañia Minera Argentum S.A. (“Argentum”), reached an agreement with Minera Chinalco Perú (“MCP” or “Chinalco”), a subsidiary of the Aluminum Corporation of China which clearly defines each party’s long term surface rights in the area of the Morococha mine. The primary focus of the agreement is on the lands and concessions around the Morococha mine and MCP’s Toromocho copper project. MCP requires certain lands and concessions in order to proceed with the development of Toromocho, including the surface lands within the planned open pit mining area of the Toromocho project. While Argentum does not own this land, much of the Morococha mine infrastructure and facilities are located on this ground.

Under the terms of the agreement, Argentum would relocate the core Morococha facilities over a 5 year period and transfer certain mineral concessions and access rights to MCP. In exchange, Argentum will receive a package of surface rights, easements and other rights that are sufficient to relocate the facilities and to continue uninterrupted operations. Lastly, Argentum will receive periodic cash payments from MCP totaling $40.0 million, of which, to December 31, 2015, the Company received $23.8 million (2014 - $23.8 million) which has been recognized as other income.

At December 31, 2015, it was determined that the estimated realizable value of the Morococha mine was below its carrying value and an impairment charge of $80.7 million (net of tax of $59.1million) was recorded. Refer to Note 11 for further details.

Dolores Mine, Mexico

On March 30, 2012, the Company acquired all of the issued and outstanding common shares of Minefinders. Minefinders’ primary mining property was its 100% owned Dolores gold and silver mine located in Chihuahua, Mexico.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

During the year ended December 31, 2015 the Company capitalized $53.1 million of mineral properties, plant and equipment (2014 - $49.7 million) which included deferred stripping costs of $18.1, powerline construction costs of $11.5 and pad 3 construction additions of $2.2 million (2014 - $17.5 million). For the year ended December 31, 2015, the Company capitalized $2.0 million in interest related to the capital expenditures (2014 - $2.3 million) at a capitalization rate of 8.7% (2014 - 8.7%).

At December 31, 2015, it was determined that the estimated realizable value of the Dolores mine was below its carrying value and a further impairment charge of $31.8 million (net of tax of $20.7 million) was recorded. Refer to Note 11 for further details.

At December 31, 2014, it was determined that the estimated realizable value of the Dolores mine was below its carrying value and an impairment charge of $170.6 million (net of tax of $110.8 million) was recorded. Refer to Note 11 for further details.

11.	Impairment of Non-Current Assets and Goodwill

Non-current assets are tested for impairment when events or changes in circumstance indicate that the carrying amount may not be recoverable. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying value may not be recoverable. The Company considers use of its internal discounted cash flow economic models as a proxy for the calculation of fair value less cost to sell, given a willing market participant would use such models in establishing a value for the properties. The Company considered impairment at the cash generating unit (“CGU”) level, which is considered to be an individual mine or a development property. The CGU carrying amount for purposes of this test includes the carrying value of the mineral properties plant and equipment less deferred tax liabilities and closure and decommissioning liabilities related to each CGU.

Impairment at December 31, 2015

The sustained decrease in metal prices, that was most pronounced during the second half of 2015, led to the Company lowering its long term reserve prices at year-end. The year-end reserve price reduction and observed declines in near-term and mid-term period consensus metal prices referenced in the Company’s life of mine cash flow models, led management to conclude that there was an indication of impairment to certain assets in the third and fourth quarter of 2015. Based on the Company’s estimation of the recoverable amounts of its mineral properties as at September 30, 2015 and December 31, 2015, determined on a fair value less costs to sell basis, the Company concluded that impairment charges were required during the year on the Dolores, Manantial Espejo, Morococha, and Alamo Dorado mines.

The Company’s key assumptions for each impairment test included the most current operating and capital costs information and risk adjusted project specific discount rates. The Company used a median of analysts’ consensus pricing for the first four years of its economic modeling for impairment purposes, and long term reserve prices for the remainder of each asset’s life. The prices used can be found in the key assumptions and sensitivity section below.

As at December 31, 2015, the Company determined the carrying value of the Dolores mine, including mineral properties, plant and equipment, and stockpile inventories, net of associated deferred tax liabilities and closure and decommissioning liabilities of $434.3 million (the “Net Carrying Amount”), was greater than its then estimated recoverable amount of $413.6 million when using a 5.25% risk adjusted discount rate. Based on the assessment at December 31, 2015, the Company recorded a further impairment charge related to the Dolores mine of $31.7 million before tax ($20.7 million net of tax).

As at December 31, 2015, the Company determined that the $12.9 million Net Carrying Amount of the Alamo Dorado mine, was greater than its then estimated recoverable amount of $nil when using a 4.00% risk adjusted discount rate. Based on this assessment the Company wrote–off the carrying value of the Alamo Dorado mine’s mineral properties, plant and equipment assets of $9.1 million before tax ($6.0 million net of tax).

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

As at December 31, 2015, the Company determined that the $112.4 million Net Carrying Amount of the Morococha mine, was greater than its then estimated recoverable amount of $36.3 million when using a 6.50% risk adjusted discount rate. Based on the assessment at December 31, 2015, the Company recorded an impairment charge related to the Morococha mine of $80.7 million before tax ($59.1 million net of tax).

As at September 30, 2015, the Company determined that the Net Carrying Amount of the Manantial Espejo mine of approximately $83.4 million was greater than its then estimated recoverable amount of $29.9 million, when using an 8.25% risk adjusted discount rate. Based on this assessment the Company recorded an impairment charge related to the Manantial Espejo mineral properties, plant and equipment of $28.8 million before tax ($20.2 million net of tax).

Impairment at December 31, 2014

Similarly, as at December 2014 primarily due to the sustained decrease in metal prices that began during the third quarter and continued through the balance of 2014, the Company concluded that impairment indicators existed and ultimately impairments were required as of December 31, 2014.

In the fourth quarter of 2014 the Company lowered the metal prices assumed in its reserve and resource estimates and its life of mine cash flow models which ultimately led to a conclusion that a total impairment charge of $596.3 million ($498.7 million, net of tax), made up of impairments required on the Dolores, Alamo Dorado, and Manantial Espejo mines in addition to imparment charges on Navidad assets and other exploration properties including $4.1 million of goodwill. The pre and post-tax impairments relating to each of these assets is summarized in the table above. Impairments were allocated pro-rata amongst: depletable and non-depletable mineral property; exploration and evaluation property; and, plant and equipment assets. The total 2014 pre-tax impairment was comprised of total impairments of: $142.2 million to depletable mineral properties; $72.1 million to non-depletable mineral properties; $310.5 million to exploration and evaluation property; and, $67.3 million to plant and equipment assets. For the purposes of the December 31, 2014 impairment review, the Company’s key assumptions included the most current information on operating and capital costs, and the metal price assumptions summarized in the “Key assumptions and sensitivity” section below.

Key assumptions and sensitivity

The metal prices used to calculate the recoverable amounts at December 31, 2015, September 30, 2015 and December 31, 2014 are based on analyst consensus prices and the Company’s long term reserve prices, and are summarized in the following tables:

Metal prices used at December 31, 2015:

Commodity Prices	2016-2019 average	Long term
Silver price - $/oz.	$16.87	$17.00
Gold price - $/oz.	$1,184	$1,180
Zinc price - $/tonne	$2,264	$1,800
Copper price - $/tonne	$5,690	$5,000
Lead price - $/tonne	$1,935	$1,800

Metal prices used at September 30, 2015:

Commodity Prices	2015-2018 average	Long term
Silver price - $/oz.	$16.98	$18.50
Gold price - $/oz.	$1,199	$1,250

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

Metal prices used at December 31, 2014:

Commodity Prices	2015-2018 average	Long term
Silver price - $/oz.	$19.03	$18.50
Gold price - $/oz.	$1,266	$1,250
Zinc price - $/tonne	$2,423	$2,000
Copper price - $/tonne	$6,996	$6,800
Lead price - $/tonne	$2,225	$2,000

The Company assesses impairment, when events or changes in circumstances indicate that the related carrying value may not be recoverable, at the cash-generating unit level (“CGU”), which is considered to be individual mine sites or development properties. The discount rates used to present value the Company’s life of mine cash flows are derived from the Company’s weighted average cost of capital which was calculated as 6.4% for 2015 (2014 – 7.5%), with rates applied to the various mines and projects ranging from 4.00% to 10.00% depending on the Company’s assessment of country risk, project risk, and other potential risks specific to each CGU.

The key assumptions in determining the recoverable value of the Company’s mineral properties are metal prices, operating and capital costs, foreign exchange rates and discount rates.

At December 31, 2015, an adverse 10% movement in any of the major assumptions in isolation did not cause the recoverable amount to be equal to the CGU carrying value for any of La Colorada, San Vicente and Huaron.

In the case of the Dolores mine, the Alamo Dorado mine, the Manantial Espejo mine, the Morococha mine, and the Navidad project, which all have had their carrying values adjusted to fair value less cost to sell through impairment charges, a modest decrease in any one key assumption would reduce the recoverable amount below the carrying amount.

Goodwill

Goodwill arose when the Company acquired Minefinders in 2012 and consists of:

As at December 31, 2013	$7,134
Impairments(1)	(4,077)
As at December 31, 2014	$3,057
Impairments	-
As at December 31, 2015	$3,057
(1)	Impairment of exploration properties; La Virginia and other. December, 2014

12.	Other Assets

Other assets consist of:

	December 31, 2015	December 31, 2014
Long-term receivable(1)	$-	$5,461
Investments in Associates	1,450	1,450
Reclamation bonds	199	91
Lease receivable	185	408
Other assets	37	37
	$1,871	$7,447

(1) Represents a deposit related to the Gas Line Project at the Manantial Espejo mine.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

13.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of:

	December 31, 2015	December 31, 2014
Trade accounts payable(1)	$53,570	$52,985
Royalties payable	1,947	6,019
Other accounts payable and trade related accruals	28,796	33,780
Payroll and related benefits	17,366	18,808
Severance accruals	720	749
Other taxes payable	1,220	1,541
Advances on concentrate inventory	-	2,345
Other	9,210	9,982
	$112,829	$126,209
(1)	No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.

14.	Loans payable

	December 31, 2015	December 31, 2014
Loans payable	$19,578	$17,658
Unrealized gain on foreign exchange	-	(58)
Net loans payable(1)	$19,578	$17,600

(1)

As at December 31, 2015
Due	Argentine Peso	US$	Int. Rate	Total US$
January 6, 2016	$5,291	$-	40.00%	$406
January 15, 2016	89,065	-	30.00%	6,872
January 23, 2016	-	2,305	3.90%	2,305
January 29, 2016	-	300	5.30%	300
January 29, 2016	-	2,500	3.82%	2,500
February 28, 2016	-	3,195	4.25%	3,195
March 9, 2016	-	3,200	3.35%	3,200
March 9, 2016	-	800	3.85%	800
	$94,356	$12,300		$19,578

As at December 31, 2014
Due	Argentine Peso	US$	Int. Rate	Total US$
October 31, 2015	$60,000	$-	32.90%	$7,017
January 15, 2015	49,500	-	25.00%	5,870
February 11, 2015	-	4,713	3.20%	4,713
	$109,500	$4,713		$17,600

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

15.	Provisions

	Closure and Decommissioning	Litigation	Total
December 31, 2013	$41,469	$5,520	$46,989
Revisions in estimates and obligations incurred	$421	-	421
Charged (credited) to earnings:
-new provisions	-	375	375
-unused amounts reversed	-	(91)	(91)
-exchange gains on provisions	-	(284)	(284)
Charged in the year	(1,955)	(509)	(2,464)
Accretion expense (Note 22)	3,238	-	3,238
December 31, 2014	$43,173	$5,011	$48,184
Revisions in estimates and obligations incurred	6,859	-	6,859
Charged (credited) to earnings:
-new provisions	-	125	125
-unused amounts reversed	-	(86)	(86)
-exchange gains on provisions	-	(377)	(377)
Charged in the year	(2,818)	(255)	(3,073)
Accretion expense (Note 22)	3,239	-	3,239
December 31, 2015	$50,453	$4,418	$54,871

Maturity analysis of total provisions:	December 31, 2015	December 31, 2014
Current	$8,979	$3,121
Non-Current	45,892	45,063
	$54,871	$48,184

Closure and Decommissioning Cost Provision

The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s closure and decommissioning provision is $107.2 million (2014 - $99.7 million) which has been discounted using discount rates between 1% and 20% (2014 – 1% and 21%). Revisions made to the reclamation obligations in 2015 were primarily a result of increased site disturbance at the mines as well as revisions to the estimate based on periodic reviews of closure plans, actual expenditures incurred and concurrent closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits and cash on hand.

The accretion expense charged to 2015 earnings as finance expense was $3.2 million (2014 - $3.2 million). Reclamation expenditures paid during the current year were $2.8 million (2014 - $2.0 million).

Litigation Provision

The litigation provision consists of amounts accrued for labour claims at several of the Company’s mine operations. The balance of $4.4 million at December 31, 2015 (2014 - $5.0 million) represents the Company’s best estimate for all known and anticipated future obligations related to the above claims. The amount and timing of any expected payments are uncertain as their determination is outside the control of the Company.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

16.	Finance Lease Obligations

	December 31, 2015	December 31, 2014
Lease obligations(1)	$3,997	$8,037
	December 31, 2015	December 31, 2014
Maturity analysis of finance leases:
Current	$2,238	$3,993
Non-Current	1,759	4,044
	$3,997	$8,037
(1)	Represents equipment lease obligations at several of the Company’s subsidiaries. A reconciliation of the total future minimum lease payments at December 31 to their present value is presented in the table below.

	December 31, 2015	December 31, 2014
Less than a year	$2,319	$4,238
2 years	1,030	2,697
3 years	775	1,490
4 years	-	-
5 years	-	-
	4,124	8,425
Less future finance charges	(127)	(388)
Present value of minimum lease payments	$3,997	$8,037

17.	Long Term Debt

	December 31, 2015	December 31, 2014
Credit Facility	$36,200	$-
Convertible notes	-	34,519
Conversion feature on the convertible notes	-	278
Total long-term debt	$36,200	$34,797

	December 31, 2015	December 31, 2014
Maturity analysis of Long Term Debt:
Current	$-	$34,797
Non-Current	36,200	-
	$36,200	$34,797

On April 15, 2015 the Company entered into a new $300.0 million secured revolving credit facility with a 4-year term (the “Credit Facility”). In connection with the Credit Facility the Company paid upfront costs of $3.0 million which have been recorded as an asset under the classification Prepaids and other current assets and are being amortized over the life of the Credit Facility. The Credit Facility can be drawn down at any time to finance the Company’s working capital requirements, acquisitions, investments and for general corporate purposes.

At the option of the Company, amounts can be drawn under the Credit Facility and will incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 2.125% to 3.125% or; (ii) the Bank of Nova Scotia’s Base Rate plus 1.125% to 2.125%. Undrawn amounts under the Revolving Facility are subject to a stand-by fee of 0.478% to 0.703% per annum, dependent on the Company’s leverage ratio.

Under the Credit Facility, the Company is subject to various general and financial covenants, the financial covenants include the requirement for the Company to maintain: (i) a leverage ratio less than or equal to 3.5:1; (ii) an interest coverage ratio more than or equal to 3.0:1; and (iii) a tangible net worth (exclusive of any prospective write-downs of certain assets) of greater than $1,248.0 million plus 50% of the positive net

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

earnings for each subsequent fiscal quarter. As of December 31, 2015 the Company was in compliance with all covenants required by the Credit Facility.

On December 29, 2015 the Company made a $36.2 million drawdown on the Credit Facility by way of 1-month LIBOR loan at an annual rate of 2.55%. Subsequent to December 31, 2015 the $36.2 million remained drawn under LIBOR loans at an average annual rate of 2.55%

As part of the Minefinders acquisition and pursuant to the First Supplemental Indenture Agreement, the Company issued replacement unsecured convertible senior notes with an aggregate principal amount of $36.2 million (the “Notes”). Until such time as the earlier of December 15, 2015 and the date the Notes are converted, each Note shall bear interest at 4.5% payable semi-annually on June 15 and December 15 of each year. The principal outstanding on the Notes were due and settled on December 15, 2015.

During the year ended December 31, 2015, the Company recorded a $0.3 million gain on the revaluation of the embedded derivative on the convertible notes (2014 – $1.1 million).

18.	Other Long Term Liabilities

Other long term liabilities consist of:

	December 31, 2015	December 31, 2014
Deferred credit(1)	$20,788	$20,788
Other income tax payable	6,624	6,542
Severance accruals	3,091	3,386
	$30,503	$30,716

(1) As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American Shares or a Silver Stream contract related to certain production from the Navidad project. Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition. Subsequent to the acquisition, the counterparty to the replacement debenture selected the silver stream alternative. The final contract for the alternative is being discussed and pending the final resolution of this discussion, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit.

19.	Share Capital and Employee Compensation Plans

The Company has a comprehensive stock option and compensation share plan for its employees, directors and officers (the “Compensation Plan”). The Compensation Plan provides for the issuance of common shares and stock options, as incentives. The maximum number of shares which may be issued pursuant to options granted or bonus shares issued under the Compensation Plan may be equal to, but will not exceed 6,461,470 shares. The exercise price of each option shall be the weighted average trading price of the Company’s stock for the five trading days prior to the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company’s Board of Directors. Subject to certain exceptions, any modifications to the Compensation Plan require shareholders’ approval.

The Board has developed long term incentive plan (“LTIP”) guidelines, which provide annual compensation to the senior managers of the Company based on the long term performance of both the Company and the individuals that participate in the plan. The LTIP consists of an annual grant of options to buy shares of the Company and a grant of the Company’s common shares with a two year no trading legend. The options are seven year options which vest evenly in two annual instalments. Options and common shares granted under the LTIP plan are based on employee salary levels, individual performance and their future potential. In addition, the restricted share units (“RSUs”) plan described below is part of the LTIP plan. In early 2014, the Board approved the adding of performance share units (“PSUs”) to the Company’s LTIP, plan described below.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

The Compensation Committee oversees the LTIP on behalf of the Board of Directors. The LTIP plan guidelines can be modified or suspended, at the discretion of the Board of Directors. Additionally, from time to time, the Company issues replacement awards and warrants related to acquisitions.

Transactions concerning stock options and share purchase warrants are summarized as follows in CAD:

	Stock Options		Share Purchase Warrants
	Shares	Weighted Average Exercise Price CAD$	Warrants	Weighted Average Exercise Price CAD$	Total
As at December 31, 2013	1,397,370	$20.76	7,814,605	$35.00	9,211,975
Granted	212,869	$11.58	-	$-	212,869
Exercised	-	$-	(92)	$35.00	(92)
Expired	(195,562)	$17.73	(7,814,513)	$35.00	(8,010,075)
Forfeited	(20,162)	$23.02	-	$-	(20,162)
As at December 31, 2014	1,394,515	$19.74	-	$-	1,394,515
Granted	446,279	$9.76	-	$-	446,279
Exercised	-	$-	-	$-	-
Expired	(190,862)	$25.19	-	$-	(190,862)
Forfeited	(97,009)	$23.21	-	$-	(97,009)
As at December 31, 2015	1,552,923	$15.98	-	$-	1,552,923

Long Term Incentive Plan

During the year ended December 31, 2015, the Company awarded 215,234 (2014 - 137,465) shares of common stock with a two year holding period and granted 446,279 (2014 – 212,869) options under this plan. During 2015, 25,128 common shares were issued to Directors in lieu of Directors fees of $0.2 million (2014 - 5,521 of $0.1 million). The Company used as its assumptions for calculating the fair value a risk free interest rate of 1.5%-2.2% (2014 – 1.2%), weighted average volatility of 54% using a historical volatility (2014 – 50%), expected lives ranging from 3.5 to 4.5 (2014 – 3.5 to 4.5) years, expected dividend yield of 5.4%-6.4% (2014 – 3.4%), and an exercise price of CAD $9.76 (2014 – CAD $11.58) per share. The weighted average fair value of each option was determined to be CAD $3.30 (2014 – CAD $3.51).

During the year ended December 31, 2015, nil common shares were issued in connection with the exercise of options under the plan (December 31, 2014 – nil common shares) 190,862 options expired (2014 - 195,562) and 97,009 options were forfeited (2014 – 20,162).

Share Option Plan

The following table summarizes information concerning stock options outstanding and options exercisable as at December 31, 2015. The underlying option agreements are specified in Canadian dollar amounts.

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at December 31, 2015	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at December 31, 2015	Weighted Average Exercise Price CAD$
$9.76 - $11.57	743,826	73.78	$10.45	297,547	$11.49
$11.58 - $17.01	233,511	72.93	$11.68	127,079	$11.76
$17.02 - $18.53	184,130	49.38	$18.43	184,130	$18.43
$18.54 - $24.90	314,520	34.50	$24.90	314,520	$24.89
$24.91 - $40.22	76,936	23.33	$40.22	76,936	$40.22
	1,552,923	60.31	$15.98	1,000,212	$19.23

For the year ended December 31, 2015, the total employee stock-based compensation expense recognized in the income statement was $2.6 million (2014 - $2.5 million).

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

Share Purchase Warrants

During 2014, 92 warrants were exercised for common shares for proceeds of $0.003 million. The outstanding warrants of 7,814,513 expired on December 7, 2014 as per the agreement.

The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings. During the year ended December 31, 2014, there was a derivative gain of $0.2 million.

Performance Shares Units

In early 2014, the Board approved the adding of performance share units (“PSUs”) to the Company’s LTIP. PSUs are notional share units that mirror the market value of the Company’s common shares (the “Shares”). Each vested PSU entitles the participant to a cash payment equal to the value of an underlying share, less applicable taxes, at the end of the term, plus the cash equivalent of any dividends distributed by the Company during the three-year performance period. PSU grants will vest on the date that is three years from the date of grant subject to certain exceptions. Performance results at the end of the performance period relative to predetermined performance criteria and the application of the corresponding performance multiplier determine how many PSUs vest for each participant. The Board approved the issuance of 73,263 PSUs (2014 – 30,408) with a share price of CAD $9.33 (2014 – CAD$11.51) as of December 31, 2015. Compensation expense for PSUs was $0.08 million in 2015 (2014 - $0.005 million) and is presented as a component of general and administrative expense.

At December 31, 2015, the following PSU’s were outstanding:

PSU	Number Outstanding	Fair Value
As at December 31, 2013	-	-
Granted	30,408	$305
Paid out	-	-
Forfeited	-	-
Change in value	-	(24)
As at December 31, 2014	30,408	$281
Granted	73,263	503
Paid out	-	-
Forfeited	-	-
Change in value	-	(101)
As at December 31, 2015	103,671	$683

Restricted Share Units

Under the Company’s RSU plan, selected employees are granted RSUs where each RSU has a value equivalent to one Pan American common share. The RSUs are settled in cash or Common Shares at the discretion of the Board and vest in two instalments, the first 50% vest on the first anniversary date of the grant and a further 50% vest on the second anniversary date of the grant. Additionally, RSU value is adjusted to reflect dividends paid on Pan American common share over the vesting period.

Compensation expense for RSU’s was $0.6 million in 2015 (2014 – $0.9 million) and is presented as a component of general and administrative expense.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

At December 31, 2015, the following RSU’s were outstanding:

RSU	Number Outstanding	Fair Value
As at December 31, 2013	196,102	$2,288
Granted	165,240	1,670
Paid out	(116,381)	(1,224)
Forfeited	(4,204)	(44)
Change in value	-	(429)
As at December 31, 2014	240,757	$2,261
Granted	305,455	2,192
Paid out	(148,891)	(1,068)
Forfeited	(17,177)	(112)
Change in value	-	(778)
As at December 31, 2015	380,144	$2,495

Issued share capital

The Company is authorized to issue 200,000,000 common shares of no par value.

Normal Course Issuer Bid

On December 17, 2014 the Company received regulatory approval for a normal course issuer bid to purchase up to 7,575,290 of its common shares, during one-year period from December 22, 2014 and December 21, 2015.

No common shares were purchased during the years ended December 31, 2015 or 2014.

Dividends

On February 19, 2015, the Company declared a quarterly dividend of $0.125 per common share paid to holders of record of its common share as of the close of business on March 2, 2015.

On May 11, 2015, the Company declared a quarterly dividend of $0.05 per common share paid to holders of record of its common share as of the close of business on May 22, 2015.

On August 13, 2015, the Company declared a quarterly dividend of $0.05 per common share paid to holders of record of its common shares as of the close of business on August 25, 2015.

On November 12, 2015, the Company declared a quarterly dividend of $0.05 per common share paid to holders of record of its common shares as of the close of business on November 23, 2015.

On February 18, 2016, the Company declared a quarterly dividend of $0.0125 per common share paid to holders of record of its common shares as of the close of business day on February 29, 2016. These dividends were declared subsequent to the year end and have not been recognized as distributions to owners during the period presented.

20.	Production Costs

Production costs are comprised of the following:

	2015	2014
Consumption of raw materials and consumables	$202,909	$223,238
Employee compensation and benefits expense (Note 21)	158,952	172,558
Contractors and outside services	84,474	87,023
Utilities	20,656	25,229
Other expenses	37,034	25,360
Changes in inventories (1)	28,006	34,796
	$532,031	$568,204
(1)	Includes NRV charge $10.9 million (2014 - $30.0 million)

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

21.	Employee Compensation and Benefit Expenses

	2015	2014
Wages, salaries and bonuses	$175,242	$189,656
Share-based payments	2,569	2,529
Total employee compensation and benefit expenses	177,811	192,185
Less: Expensed within General and Administrative expenses	(15,134)	(16,086)
Less: Expensed Exploration expenses	(3,725)	(3,541)
Employee compensation and benefits expenses included in production costs (Note 20)	$158,952	$172,558

22.	Interest and Finance Expense

	2015	2014
Interest expense	$3,640	$5,072
Finance fees	1,573	429
Accretion expense (Note 15)	3,239	3,238
	$8,452	$8,739

23.	Loss Per Share (“LPS”) (Basic and Diluted)

For the year ended December 31,		2015		2014
	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net loss(1)	$(226,650)			$(545,588)
Basic LPS	$(226,650)	151,664	$(1.49)	$(545,588)	151,511	$(3.60)
Effect of Dilutive Securities:
Stock Options	-	-		-	-
Convertible notes	-	-		-	-
Diluted LPS	$(226,650)	151,664	$(1.49)	$(545,588)	151,511	$(3.60)
(1)	Net loss attributable to equity holders of the Company.

Potentially dilutive securities excluded in the diluted earnings per share calculation for the twelve months ended December 31, 2015 were 1,552,923 out-of-money options (2014 – 1,394,515).

24.	Supplemental Cash Flow Information

The following tables summarize the changes in operating working capital items and significant non-cash items:

Changes in non-cash operating working capital items:	2015	2014
Trade and other receivables	$27,514	$7,373
Inventories	23,412	11,267
Prepaid expenditures	(2,111)	4,659
Accounts payable and accrued liabilities	(26,750)	(8,398)
Provisions	(2,225)	(3,304)
	$19,840	$11,597

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

Significant non-cash items:	2015	2014
Advances received for equipment leases	$3,491	$3,230
Share-based compensation issued to employees and directors	$1,718	$1,461

Cash and Cash Equivalents	2015	2014
Cash in banks	$123,144	$118,099
Short term money markets	10,819	28,094
Cash and cash equivalents	$133,963	$146,193

25.	Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in six countries. Due to geographic and political diversity, the Company’s mining operations are decentralized in nature whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. We have determined that each producing mine and significant development property represents an operating segment. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently. Operating results of operating segments are reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance. The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are silver, gold, zinc, lead and copper produced from mines located in Mexico, Peru, Argentina and Bolivia. Significant information relating to the Company’s reportable operating segments is summarized in the table below:

	for the year ended December 31, 2015
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$75,678	$64,761	$166,125	$69,206	$89,575	$145,014	$-	$64,329	$-	$674,688
Depreciation and amortization	$(11,537)	$(20,398)	$(48,626)	$(11,567)	$(10,918)	$(38,453)	$(175)	$(8,565)	$(606)	$(150,845)
Exploration and project development	$(765)	$(1,202)	$(400)	$-	$(254)	$-	$(6,827)	$-	$(2,492)	$(11,940)
Interest income	$75	$13	$3	$345	$3	$525	$11	$-	$37	$1,012
Interest and financing expenses	$(709)	$(565)	$853	$(239)	$(258)	$(4,432)	$(45)	$(226)	$(2,831)	$(8,452)
Gain (loss) on disposition of assets	$5	$283	$40	$3	$61	$(62)	$-	$23	$19	$372
Gain on derivatives	$-	$-	$-	$-	$-	$-	$-	$-	$278	$278
Foreign exchange gain (loss)	$250	$59	$(2,267)	$(2,728)	$(1,488)	$2,939	$1,324	$921	$(12,014)	$(13,004)
Loss on commodity, fuel swaps and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$-	$(324)	$(324)
Impairment charge	$-	$(62,534)	$(31,750)	$(9,104)	$-	$(28,755)	$-	$-	$(18,125)	(150,268)
(Loss) earnings before income taxes	$(3,393)	$(88,214)	$(53,968)	$(14,735)	$4,745	$(75,040)	$(8,422)	$9,559	$(6,287)	$(235,755)
Income tax (expense) recovery	$(2,353)	$7,687	$12,602	$(7,892)	$(37)	$1,502	$(38)	$(2,209)	$(5,063)	$4,199
Net (loss) earnings for the year	$(5,746)	$(80,527)	$(41,366)	$(22,627)	$4,708	$(73,538)	$(8,460)	$7,350	$(11,350)	$(231,556)
Capital expenditures	$11,074	$6,758	$53,118	$-	$58,037	$14,061	$111	$3,286	$290	$146,735
Total assets	$111,999	$62,012	$721,926	$68,575	$167,836	$95,866	$193,213	$81,981	$211,629	$1,715,037
Total liabilities	$33,576	$19,235	$164,900	$16,909	$25,305	$63,020	$1,379	$17,974	$74,123	$416,421

	for the year ended December 31, 2014
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$94,985	$79,070	$156,559	$90,477	$98,024	$156,076	$-	$76,751	$-	$751,942
Depreciation and amortization	$(11,877)	$(18,745)	$(47,776)	$(12,693)	$(8,784)	$(38,031)	$(166)	$(8,986)	$(652)	$(147,710)
Exploration and project development	$(1,312)	$(1,453)	$(1,242)	$(336)	$(9)	$(1,657)	$(4,437)	$-	$(2,779)	$(13,225)
Interest income	$291	$22	$9	$299	$251	$723	$15	$-	$182	$1,792
Interest and financing expenses	$(751)	$(778)	$(1,353)	$(241)	$(256)	$(4,087)	$(45)	$(226)	$(1,002)	$(8,739)
Gain (loss) on disposition of assets	$17	$404	$2	$-	$-	$(102)	$-	$(6)	$830	$1,145
Gain on derivatives	$-	$-	$-	$-	$-	$-	$-	$-	$1,348	$1,348
Foreign exchange gain (loss)	$190	$(364)	$1,322	$(1,494)	$(1,143)	$4,818	$(388)	$290	$(16,506)	$(13,275)
Impairment charge	$-	$-	$(170,579)	$(23,721)	$-	$(76,697)	$(286,076)	$-	$(39,189)	$(596,262)
Earnings (loss) before income taxes	$3,631	$(13,345)	$(251,621)	$(17,517)	$14,611	$(87,183)	$(292,397)	$15,091	$(8,587)	$(637,317)
Income tax (expense) recovery	$(1,494)	$3,565	$87,350	$(1,566)	$(4,477)	$23,078	$(77)	$(7,544)	$(6,341)	$92,494
Net earnings (loss) for the year	$2,137	$(9,780)	$(164,271)	$(19,083)	$10,134	$(64,105)	$(292,474)	$7,547	$(14,928)	$(544,823)
Capital expenditures	$14,948	$9,348	$44,887	$293	$31,400	$26,741	$50	$3,415	$679	$131,761
Total assets	$125,071	$167,862	$744,498	$99,334	$117,219	$183,402	$192,651	$91,712	$296,124	$2,017,873
Total liabilities	$34,162	$35,954	$175,195	$15,596	$30,382	$79,648	$1,632	$24,589	$50,778	$447,936

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

	for the year ended Dec 31,
Product Revenue	2015	2014
Refined silver and gold	$400,790	$424,591
Zinc concentrate	54,239	73,487
Lead concentrate	135,926	163,854
Copper concentrate	83,733	90,010
Total	$674,688	$751,942

The Company has 20 customers that account for 100% of the concentrate and silver and gold sales revenue. The Company has 7 customers that accounted for 25%, 14%, 11%, 10%, 9%, 8%, and 8% of total sales in 2015, and 7 customers that accounted for 30%, 16%, 13%, 10%, 9%, 8%, and 6% of total sales in 2014. The loss of certain of these customers or curtailment of purchases by such customers could have a material adverse effect on the Company’s results of operations, financial condition, and cash flows.

26.	Other Income and (expenses)

	2015	2014
Royalties income	$161	$144
Other (expenses)	(4,923)	(1,458)
Total	$(4,762)	$(1,314)

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

27.	Income Taxes

	2015	2014
Current tax expense
Current tax expense in respect of the current year	$18,079	$35,763
Adjustments recognized in the current year with respect to prior years	(2,225)	44
	15,854	35,807
Deferred tax recovery

Deferred tax recovery recognized in the current year	(14,241)	(20,199)
Adjustments recognized in the current year with respect to prior years	(1,747)	2,862
Adjustments to deferred tax attributable to changes in tax rates and laws	-	(2,876)
Reduction in deferred tax liabilities due to tax impact of impairment of mineral properties, plant, and equipment (Note 10,11)	(44,512)	(97,541)
Derecognition of previously recognized deferred tax assets	44,218	-
Reduction in deferred tax liabilities due to tax impact of net realizable value charge to inventory (Note 20)	(3,771)	(10,547)
	(20,053)	(128,301)
Provision for income tax recovery	$(4,199)	$(92,494)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table which results in an effective tax rate that varies considerably from the comparable period. In addition to the specific items noted below, the main factors which have affected the effective tax rate for the year ended December 31, 2015 and the comparable period of 2014 were the non-deductible foreign exchange losses, foreign tax rate differences, mining taxes paid, and withholding tax on payments from foreign subsidiaries.

In 2015, the Company determined that it could not support the utilization of certain deferred tax assets related to the Alamo Dorado, Manantial Espejo and Morococha properties. As a result, a deferred tax expense of $44.2 million was recorded to de-recognize these assets.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

In 2014, the Company recorded a non-cash impairment charge on non-current assets on several properties, with no tax benefit recognized on a substantial portion of the properties including Navidad. A non-cash impairment charge was also recorded on goodwill associated with the La Virginia property with no tax benefit recognized.

The Company continues to expect that these and other factors will continue to cause volatility in effective tax rates in the future.

	2015	2014
Loss before taxes	$(235,755)	$(637,317)
Statutory tax rate	26.00%	26.00%
Income tax recovery based on above rates	$(61,296)	$(165,702)
Increase (decrease) due to:
Non-deductible expenses	5,683	4,902
Foreign tax rate differences	(17,626)	(61,445)
Change in net deferred tax assets not recognized:
- Argentina exploration expenses	2,717	2,289
- Other deferred tax assets not recognized	8,800	5,762
Derecognition of deferred tax assets previously recognized	44,218	-
Non-taxable portion of net earnings of affiliates	(4,915)	(4,915)
Change to temporary differences	(1,767)	2,862
Non-taxable unrealized gains on derivative financial instruments	(72)	(350)
Effect of other taxes paid (mining and withholding)	6,628	8,050
Effect of foreign exchange on tax expense	12,941	4,430
Impact of Peruvian tax rate change	-	(2,876)
Effect of change in deferred tax resulting from prior asset purchase accounting under IAS12	2,600	3,272
Impairment charges with no tax benefit	2,219	110,692
Other	(4,329)	535
Income tax recovery	$(4,199)	$(92,494)
Effective tax rate	1.78%	14.51%

Deferred tax assets and liabilities

The following is the analysis of the deferred tax assets (liabilities) presented in the consolidated financial statements:

	2015	2014
Net deferred assets (liabilities) beginning of year	$(157,488)	$(285,782)
Recognized in net (loss) earnings in year	20,053	128,301
Devaluation of tax credits on the Mexican de-consolidation payments	(1,009)	-
Other	47	(7)
Net deferred liabilities end of year	$(138,397)	$(157,488)

Deferred tax assets	3,730	2,584
Deferred tax liabilities	(142,127)	(160,072)
Net deferred tax liability	$(138,397)	$(157,488)

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

Components of deferred tax assets and liabilities

The deferred tax assets (liabilities) are comprised of the various temporary differences as detailed below:

	2015	2014
Deferred tax assets (liabilities) arising from:
Closure and decommissioning costs	$5,657	$6,273
Tax losses	30,039	20,866
Deductible Mexican mining taxes	1,223	1,633
Tax credit resulting from Mexican de-consolidation	6,671	8,337
Accounts payable and accrued liabilities	2,311	5,081
Trade and other receivables	4,641	7,806
Provision for doubtful debts and inventory adjustments	(4,802)	(2,778)
Mineral properties, plant, and equipment	(176,861)	(197,108)
Estimated sales provisions	(7,675)	(7,573)
Prepaids and other current assets	(429)	(959)
Other temporary differences and provisions	828	934
Net deferred tax liability	$(138,397)	$(157,488)

At December 31, 2015, the net deferred tax liability above, included the benefit of tax losses of $30.0 million of which $99.5 million of tax losses (deferred tax impact of $29.4 million) will expire after the 2024 year-end if unused. The remaining tax losses of $1.5 million (deferred tax impact of $0.6 million) are expected to be used against taxable income in 2016.

At December 31, 2014 the net deferred tax liability above, included the benefit of tax losses of $20.9 million of which $39.4 million of tax losses (deferred tax impact of $11.8 million) will expire after the 2024 year-end if unused, and $34.8 million of tax losses (deferred tax impact of $9.0 million) that have no expiry.

Unrecognized deductible temporary differences, unused tax losses and unused tax credits

Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	2015	2014
Tax loss (revenue in nature)	$190,464	$144,287
Net tax loss (capital in nature)	10,732	-
Resource pools	22,653	22,675
Financing fees	47	-
Property plant and equipment	45,344	27,113
Closure and decommissioning costs	33,788	23,435
Exploration expenses	52,288	49,783
Expense not deductible until paid	7,284	-
Doubtful debt and inventory	48,485	-
Deferred income and estimated sales	4,072	-
Deductible Mexican mining taxes	946	-
Payroll and vacation accruals	1,257	1,158
Other temporary differences	827	286
	$418,187	$268,737

Included in the above amount are losses, which if not utilized will expire as follows:

At December 31, 2015,
	Canada	US	Spain	Peru	Mexico	Barbados	Argentina	Total
2016	-	-	-	104	-	8	-	112
2017	-	-	-	506	-	5	-	511
2018 – and after	95,054	13,732	17,520	51,476	1,752	39	10,268	189,841
Total tax losses	$95,054	$13,732	$17,520	$52,086	$1,752	$52	$10,268	190,464

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

At December 31, 2014,
	Canada	US	Spain	Peru	Mexico	Barbados	Argentina	Total
2015	20,572	-	-	31	-	13	-	20,616
2016	-	-	-	71	-	7	-	78
2017 – and after	90,036	13,471	17,398	1,101	1,403	99	85	123,593
Total tax losses	$110,608	$13,471	$17,398	$1,203	$1,403	$119	$85	144,287

Taxable temporary differences associated with investment in subsidiaries

As at December 31, 2015, taxable temporary differences of $55.4 million (2014 – $144.0 million) associated with the investments in subsidiaries have not been recognized as the Company is able to control the timing of the reversal of these differences which are not expected to reverse in the foreseeable future.

28.	Commitments and Contingencies

a.	General

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company. In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

b.	Purchase Commitments

The Company had no purchase commitments other than those commitments described in Note 7.

c.	Credit Facility

On April 15, 2015, Pan American entered into a $300 million secured revolving line of credit facility (“the Facility”) with a syndicate of eight lenders (“the Lenders”). The purpose of the Facility is for general corporate purposes, capital expenditures, investments or potential acquisitions. The Facility, which is principally secured by a pledge of Pan American’s equity interests in its material subsidiaries, has a term of four years. The interest margin on the Facility ranges from 2.125% to 3.125% over LIBOR, based on the Company’s leverage ratio at the time of a specified reporting period. Pan American has agreed to pay a commitment fee of between 0.47% and 0.703% on undrawn amounts under the Facility, depending on the Company’s leverage ratio. As at December 31, 2015, the Company has drawn $36.2 million under this Facility.

d.	Environmental Matters

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Estimated future reclamation costs are based the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. As of December 31, 2015 and December 31, 2014 $50.5 million and $43.2 million, respectively, were accrued for reclamation costs relating to mineral properties. See also Note 15.

e.	Income Taxes

The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time the

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.

In December 2014, the Peruvian Parliament approved a bill that decreases the effective tax rate applicable to the Company’s Peruvian operations. The law is effective January 1, 2015 and decreases the future corporate income tax rate from 30% in 2014, to 28% in 2015 and 2016, 27% in 2017 and 2018, and to 26% in 2019 and future years. In addition, this new law increased withholding tax on dividends paid to non-resident shareholders from 4.1% in 2014, to 6.8% in 2015 and 2016, 8% in 2017 and 2018, and to 9.3% in 2019 and future years.

As a result of this law becoming enacted in the fourth quarter of 2014, the Company recognized a non-cash recovery of $2.9 million related to the deferred tax impacts of the above tax changes.

In December 2013, the Mexican President passed a bill that increases the effective tax rate applicable to the Company’s Mexican operations. The law is effective January 1, 2014 and increases the future corporate income tax rate to 30%, creates a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and creates a new Extraordinary Mining Duty equal to 0.5% of gross revenues from the sale of gold, silver, and platinum. In addition, the law requires taxpayers with mining concessions to pay a new 7.5% Special Mining Duty. The Extraordinary Mining Duty and Special Mining Duty will be tax deductible for income tax purposes. The Special Mining Duty will generally be applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the Special Mining Duty there will be no deductions related to development type costs but exploration and prospecting costs are deductible when incurred.

f.	Finance Leases

The present value of future minimum lease payments classified as finance leases at December 31, 2015 is $4.0 million (2014 - $8.0 million) and the schedule of timing of payments for this obligation is found in Note 16.

g.	Law changes in Argentina

Government regulation in Argentina related to the economy has increased substantially over the past few years. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. During 2012, an Argentinean Ministry of Economy and Public Finance resolution reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo operation temporarily suspended doré shipments while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, on July 17, 2012 the Ministry issued a revised resolution which extended the 15-day limit to 120 days.

The Argentine government has also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The government of Argentina has also tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

In September 2013, the provincial government of Santa Cruz, Argentina passed amendments to its tax code that introduced a new mining property tax with a rate of 1% to be charged annually on published “measured” reserves, which has the potential to affect the Manantial Espejo mine as well as other companies operating in the province. In December 2015, the legislature of the Province of Santa Cruz passed a bill abrogating this mining property tax and the bill became law and was published in the Official Gazette on December 30, 2015, as Law 3,462. Law 3,462 was promulgated through a decree that confirmed that the tax was unconstitutional because: (i) it contravened the contents of Federal Mining Investments Law, and (ii) it attempted to regulate matters reserved to Federal legislation. It is unclear on whether any or all of the subject taxes already paid will be refunded or credited.

On September 23, 2013, Argentina’s federal Income Tax Statute was amended to include a 10% income tax withholding on dividend distributions by Argentine corporations and branch profit distributions by foreign corporations.

h.	Labour law change in Mexico

In December 2012, the Mexican government introduced changes to the Federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to employee benefits. These amendments may have an effect on the distribution of profits to workers and this could result in additional financial obligations to the Company. At this time, the Company is evaluating these amendments in detail, but currently believes that it continues to be in compliance with the federal labour law and that these amendments will not result in any new material obligations for the Company. Based on this assessment, the Company did not accrue any amounts. The Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

i.	Political changes in Bolivia

On May 28, 2014, the Bolivian government enacted Mining Law No. 535 (the “New Mining Law”).  Among other things, the New Mining Law has established a new Bolivian mining authority to provide principal mining oversight (varying the role of COMIBOL) and sets out a number of new economic and operational requirements relating to state participation in mining projects. Further, the New Mining Law provides that all pre-existing contracts are to migrate to one of several new forms of agreement within a prescribed period of time. As a result, we anticipate that our current joint venture agreement with COMIBOL relating to the San Vicente mine will be subject to migration to a new form of agreement and may require renegotiation of some terms in order to conform to the New Mining Law requirements. We are assessing the potential impacts of the New Mining Law on our business and are awaiting further regulatory developments, but the primary effects on the San Vicente operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the existing contract, and the full impact may only be realized over time.  In the meantime, we understand that pre-existing agreements will be respected during the period of migration and we will take appropriate steps to protect and, if necessary, enforce our rights under our existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of our contract will not impact our involvement in the San Vicente operation in an adverse way and such actions could have a material adverse effect on us and our business.

j.	Other Legal Matters

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes provisions for matters that are probable and can be reasonably estimated, included within current liabilities, and amounts are not considered material.

In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. In the opinion of management there are no claims expected to have a material effect on the results of operations or financial condition of the Company.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

k.	Title Risk

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

l.	Royalty Agreements and Participation Agreements

The Company has various royalty agreements on certain mineral properties entitling the counterparties to the agreements to receive payments per terms as summarized below. Royalty liabilities incurred on acquisitions of properties are netted against mineral property while royalties that become payable upon production are expensed at the time of sale of the production.

On September 22, 2011, Peru’s Parliament approved a law that increased mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011. The law changed the scheme for royalty payments, so that mining companies that had not signed legal stability agreements with the government had to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales. In addition to these royalties, such companies were subject to a “special tax” at a rate ranging from 2% to 8.4% of operating profit. Companies that had concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits. The change in the royalty and the new tax had no material impact on the results of the Company’s Peruvian operations.

In the province of Chubut, Argentina which is the location of the Company’s Navidad property, there is a provincial royalty of 3% of the “Operating Income”. Operating income is defined as revenue minus production costs (not including mining costs), treatment and transportation charges. Refer below to the Navidad project section below for further details.

As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a silver stream contract related to certain production from the Navidad project. Subsequent to the acquisition, the counterparty to the replacement debenture has indicated its intention to elect the silver stream alternative. The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit as disclosed in Note 18.

Huaron and Morococha mines

In June 2004, Peru’s Congress approved a bill that allows royalties to be charged on mining projects. These royalties are payable on Peruvian mine production at the following progressive rates: (i) 1.0% for companies with sales up to $60.0 million; (ii) 2.0% for companies with sales between $60.0 million and $120.0 million; and (iii) 3.0% for companies with sales greater than $120.0 million. This royalty is a net smelter returns royalty, the cost of which is deductible for income tax purposes.

Manantial Espejo mine

Production from the Manantial Espejo property is subject to royalties to be paid to Barrick Gold Corp. according to the following: (i) $0.60 per metric tonne of ore mined from the property and fed to process at a mill or leaching facility to a maximum of 1.0 million tonnes; and (ii) one-half of one percent (0.5%) of net smelter returns derived from the production of minerals from the property. In addition, the Company has negotiated a royalty equal to 3.0% of operating cash flow payable to the Province of Santa Cruz.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2015 and 2014
(Tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

San Vicente mine

Pursuant to an option agreement entered into with COMIBOL, a Bolivian state mining company, with respect to the development of the San Vicente property, the Company is obligated to pay COMIBOL a participation fee of 37.5% (the “Participation Fee”) of the operation’s cash flow. Once full commercial production of San Vicente began, the Participation Fee was reduced by 75% until the Company recovered its investment in the property. The Participation Fee has now reverted back to the original percentage. For the year ended December 31, 2015, the royalties to COMIBOL amounted to approximately $8.1 million (2014 - $10.4 million).

A royalty is also payable to EMUSA, a former partner of the Company on the project. The royalty is a 2% net smelter return royalty (as per the Agreement) payable only after the Company has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater. In December 2007, the Bolivian government introduced a new mining royalty that affects the San Vicente project. The royalty is applied to gross metal value of sales (before smelting and refining deductions) and the royalty percentage is a sliding scale depending on metal prices. At current metal prices, the royalty is 6% for silver metal value and 5% for zinc and copper metal value of sales. The royalty is income tax deductible.

Dolores mine

Production from the Dolores mine is subject to underlying net smelter return royalties comprised of 2% on gold and silver production and 1.25% on gold production. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009, on the commencement of commercial production at the Dolores mine. For the year ended December 31, 2015, the royalties to Royal Gold amounted to approximately $4.3 million (2014 – $4.9 million).

Navidad project

In late June 2012 the governor of the province of Chubut submitted to the provincial legislature a draft law which, if passed, would regulate all future oil and gas and mining activities in the province. The draft legislation incorporated the expected re-zoning of the province, allowing for the development of Navidad as an open pit mine. However, the draft legislation also introduced a series of new regulations that would have greatly increased provincial royalties and imposed the province’s direct participation in all mining projects, including Navidad.

In October 2012, the proposed bill was withdrawn for further study; however, as a result of uncertainty over the zoning, regulatory and tax laws which will ultimately apply, the Company has been forced to temporarily suspend project development activities at Navidad.

The Company remains committed to the development of Navidad and to contributing to the positive economic and social development of the province of Chubut upon the adoption of a favorable legislative framework.

29.	Related Party Transactions

During the year ended December 31, 2015, a company indirectly owned by a trust of which a director of the Company is a beneficiary, was paid approximately $1.4 million (2014 - $0.4 million) for consulting services. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the year were as follows:

	2015	2014
Short-term benefits	$9,069	$9,648
Share-based payments	3,161	2,487
	$12,230	$12,135